UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SHORETEL, INC.

(Name of Subject Company)

SHORETEL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Donald Joos

President and Chief Executive Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(844) 746-7383

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Allen Seto Vice President and General Counsel ShoreTel, Inc. 960 Stewart Drive Sunnyvale, California 94085 (844) 746-7383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is ShoreTel, Inc., a Delaware corporation (“ShoreTel” or the “Company”). The address of ShoreTel’s principal executive office is 960 Stewart Drive, Sunnyvale, California 94085. The telephone number of ShoreTel’s principal executive office is (844) 746-7383.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is ShoreTel’s common stock, par value $0.001 per share. As of August 15, 2017, there were 69,034,351 shares of ShoreTel common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of ShoreTel, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in the section entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, to purchase all of the issued and outstanding shares of ShoreTel common stock, par value $0.001 per share (the “Shares” and each, a “Share”) at a purchase price of $7.50 per Share (the “Offer Price”), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), the Offer to Purchase, dated August 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on August 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Merger Agreement. The obligation of Parent to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including, among others: (1) the number of Shares validly tendered (and not properly withdrawn) prior to the end of the day, 5:00 P.M., New York City time, on September 18, 2017 (the “Expiration Time,” unless the Offeror shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire), excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (“DGCL”), and together with any Shares then owned by the Offeror, represent at least one Share more than 50% of the then outstanding Shares; (2) the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Telecom Approvals (as defined below) having been obtained; (3) the accuracy of ShoreTel’s representation that it will have unrestricted cash on its balance sheet in an amount equal to no less than (a) $95 million if the Expiration Time is on or before September 30, 2017, (b) $90 million if the Expiration Time is after September 30, 2017 but on or before October 31, 2017 or (c) $85 million if the Expiration Time is after October 31, 2017; (4) the absence of any order (whether temporary, preliminary or permanent) issued by a governmental authority and remaining in effect that makes the Support Agreements (as defined in below), the Offer, the Merger or any of the other Transactions illegal or otherwise prevents the consummation thereof, and the absence of an applicable law that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violate any law; (5) the absence, since the date of the Merger Agreement, of any fact, state of facts, change, event, development, circumstance, occurrence or effect that, individually, or in the aggregate, has had a Company Material Adverse Effect (as defined in the Merger Agreement); and (6) the completion of a 15 consecutive business day marketing period for the Offeror’s debt financing in accordance with the Merger Agreement. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, the Offeror will be merged with and into ShoreTel (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with ShoreTel as the surviving corporation (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel. The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the irrevocable acceptance for payment by the Offeror in the Offer of at least such percentage of the stock of ShoreTel as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of ShoreTel is Shares that, when added to the number of Shares (if any) then owned by Parent or the Offeror, represent at least one Share more than half of all Shares then outstanding. No vote of the stockholders of ShoreTel will be required to consummate the Merger.

ShoreTel does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place on the date of, or as soon as reasonably practicable following (but subject to), the Offeror’s irrevocable acceptance for payment of the Shares validly tendered and not validly withdrawn in the Offer, all remaining outstanding Shares not tendered in the Offer (other than Shares held (1) by ShoreTel as treasury stock, or any of ShoreTel’s direct or indirect wholly-owned subsidiaries, or owned by Mitel and its subsidiaries (including any Shares acquired by the Offeror in the Offer) and (2) by any ShoreTel stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between ShoreTel and its Executive Officers, Directors and Affiliates—Effect of the Merger on ShoreTel Compensatory Awards” below for a description of the treatment of ShoreTel stock options and restricted stock units.

The Offeror commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 17, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at the Expiration Time. Subject to the parties’ respective termination rights in the Merger Agreement, the Offer may be extended as follows: (1) if at the then-scheduled Expiration Time, any of the Offer conditions have not been satisfied or waived, in order to permit the satisfaction of such Offer conditions, the Offeror may, in its sole discretion (and without the consent of ShoreTel or any other person), and if requested by ShoreTel, is required to extend the Offer on one or more occasions in consecutive periods of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and ShoreTel may agree), but not beyond November 23, 2017 or such later date as may be extended pursuant to the Merger Agreement (the “Termination Date”); (2) the Offeror will extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NASDAQ Global Select Market; (3) if, at the then-scheduled Expiration Time, ShoreTel, on the one hand, or Parent or the Offeror, on the other hand, brings or has brought any legal action to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other parties thereto, the Offer will be extended for the period during which such action is pending or by such other time period established by the governmental authority presiding over such action (but not beyond the Termination Date); and (4) the Offeror may, in its sole discretion, extend the Offer on one occasion for up to ten business days, the length of such period to be determined by Parent in its sole discretion (or such longer period as may be agreed by Parent and ShoreTel) (but not later than the Termination Date) if, at the then-scheduled Expiration Time the full amount of the debt financing has not been funded and will not be available to be funded at the consummation of the Offer and at the consummation of the Merger.

For the reasons described in more detail below, the board of directors of ShoreTel (the “ShoreTel Board”) recommends that ShoreTel’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Reasons for Recommendation.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and the Offeror are located at 1146 North Alma School Road, Mesa, Arizona 85201.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of ShoreTel, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between ShoreTel or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or the Offeror or their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and the Offeror

Merger Agreement

On July 26, 2017, ShoreTel, Parent, the Offeror and Mitel entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement is incorporated by reference in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, the Offeror, Mitel, ShoreTel or their respective affiliates. The representations and warranties of ShoreTel contained in the Merger Agreement were made solely for the benefit of Parent, the

Offeror and Mitel. In addition, such representations and warranties (1) were made only for purposes of the Merger Agreement, (2) are qualified by documents filed with, or furnished to, the SEC by ShoreTel prior to the date of the Merger Agreement, (3) are qualified by confidential disclosures made to Parent, the Offeror and Mitel in connection with the Merger Agreement, (4) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (6) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding ShoreTel or its subsidiaries or business. ShoreTel stockholders should not rely on the representations and warranties in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of ShoreTel or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ShoreTel’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding ShoreTel that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that ShoreTel files with the SEC.

Tender Support Agreement

In connection with the execution of the Merger Agreement, the directors and executive officers of ShoreTel (each, a “ShoreTel Supporting Equityholder”) have each entered into a Tender Support Agreement, dated July 26, 2017, with Parent and the Offeror (each, a “Support Agreement”). Subject to the terms and conditions of the Support Agreement, each ShoreTel Supporting Equityholder has agreed, among other things, to tender his or her Shares into the Offer, and, subject to certain exceptions, not to transfer his or her Shares that are subject to the Support Agreement. The Support Agreement will terminate with respect to each ShoreTel Supporting Equityholder upon the first to occur of (1) the mutual written consent of Parent and such ShoreTel Supporting Equityholder, (2) termination of the Merger Agreement in accordance with its terms, (3) the consummation of the Merger, (4) entry into an amendment or modification of the Offer or the Merger Agreement that results in a decrease in the Offer Price or a change in the form of consideration payable to the ShoreTel Supporting Equityholders or (5) the withdrawal or termination of the Offer by the Offeror or the expiration of the Offer without acceptance for payment of the Shares tendered by the ShoreTel Supporting Equityholders.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a copy of which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The Exclusivity Agreement

On July 11, 2017, Mitel and ShoreTel entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which, among other things, ShoreTel agreed, for a period commencing on July 11, 2017, and lasting through August 6, 2017, that ShoreTel, its subsidiaries and its subsidiaries’ respective directors, officers, advisors and other representatives would not solicit, initiate or encourage proposals for, or enter into any agreement with respect to, or negotiate with any person or entity with respect to, any alternative acquisition transaction, and immediately cease any such activities, discussions and negotiations.

The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference.

The Confidentiality Agreement

ShoreTel and Mitel entered into a confidentiality agreement dated as of June 16, 2017 (the “Confidentiality Agreement”). As a condition to being furnished certain confidential information (“Confidential Information”), each party to the Confidentiality Agreement agreed that such Confidential Information will be kept by it and its representatives confidential and will be used solely for the purpose of evaluating, proposing or negotiating a possible acquisition involving the parties to the Confidentiality Agreement and for no other purpose. The Confidentiality Agreement contains customary standstill provisions which prohibit Mitel and its representatives from taking certain actions involving or with respect to ShoreTel or the Shares for a period of 12 months, subject to certain exceptions, including (1) the receipt of a prior written invitation of the other party’s board of directors or chief executive officers and (2) that nothing shall prevent a private communication to the other party’s board of directors or chief executive officer so long as such private communication would not reasonably be expected to require a public disclosure under applicable law or the listing requirements of the primary securities exchange on which the other party’s securities are listed. The Confidentiality Agreement terminates three years after the date of the Confidentiality Agreement, with the exception of certain obligations under the Confidentiality Agreement that shall survive until the latest date permitted by applicable law.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of ShoreTel

Overview

In considering the recommendation of the ShoreTel Board set forth in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the ShoreTel Board,” ShoreTel’s stockholders should be aware that certain of ShoreTel’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of ShoreTel’s stockholders generally. The ShoreTel Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that ShoreTel’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all material agreements, understandings and any actual or potential conflicts of interest between ShoreTel and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) ShoreTel’s 2007 Equity Incentive Plan (the “2007 Plan”) and ShoreTel’s 2015 Equity Incentive Plan (the “2015 Plan” and, together with the 2007 Plan, the “ShoreTel Equity Incentive Plans”); (3) the award agreements governing ShoreTel Compensatory Awards (as defined below) held by ShoreTel’s executive officers and directors; (4) the retention incentive agreements with ShoreTel’s executive officers other than Donald Joos (each, a “Retention Incentive Agreement”); and (5) the Executive Employment Agreement (as defined below). For further information with respect to the arrangements between ShoreTel and its executive officers, see the information included in the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel” and “—Golden Parachute Compensation.” The 2007 Plan and the related award agreements, the 2015 Plan and the related award agreements, the Executive Employment Agreement and the Retention Incentive Agreements are incorporated by reference as Exhibits (e)(7) through (e)(14) to this Schedule 14D-9, respectively.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, ShoreTel’s executive officers and directors would receive for any shares of common stock held by them the same cash consideration per Share on the same terms and conditions as the other stockholders of ShoreTel. As of August 15, 2017, the executive officers and directors of ShoreTel set forth in the table below held, in the aggregate, 627,154 Shares (excluding for this purpose Shares underlying ShoreTel Compensatory Awards (as defined below), which are set forth separately in the “—Table of Equity

Related Payments” below). If the executive officers and directors were to tender all 627,154 Shares held by them as of August 15, 2017 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, then such executive officers and directors would receive, in aggregate, approximately $4,703,655 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of ShoreTel, each of ShoreTel’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth, as of August 15, 2017, the consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares held by him or her (excluding Shares underlying ShoreTel Compensatory Awards (as defined below)), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, and/or all such Shares were converted into the right to receive the Merger Consideration by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares ($, in thousands)
Executive Officers
Donald Joos	68,957	517.18
Michael Healy	25,428	190.71
Eugenia Corrales	4,681	35.11
Bharath Oruganti	63,923	479.42
David Petts	63,176	473.82
Allen Seto	23,016	172.62
Non-Employee Directors
Marjorie Bowen	—	—
Mark F. Bregman	79,591	596.93
Kenneth D. Denman	114,394	857.96
Charles D. Kissner	140,181	1051.36
Shane Robison	6,379	47.84
Constance Skidmore	37,428	280.71
Josef Vejvoda	—	—

Effect of the Merger on ShoreTel Compensatory Awards

The discussion below describes the treatment of ShoreTel’s outstanding stock options (“Options”) and outstanding restricted stock units (“ShoreTel RSUs”, and collectively with the Options, the “ShoreTel Compensatory Awards”) under the Merger Agreement.

Any cash payments described below will be subject to any applicable withholding taxes.

Options

As of the Effective Time, each Option that is outstanding and vested as of immediately prior to the Effective Time (including after giving effect to any vesting that will occur as a result of the Transactions pursuant to employment agreements, retention agreements or other equity agreements or plans or as specified in the Merger Agreement and as discussed under the sections captioned “—Agreements or Arrangements with Executive Officers of ShoreTel” and “—Agreements or Arrangements with Directors of ShoreTel”) (each, a “Vested Option”), will, by virtue of the Merger and without any action by Parent, the Offeror, ShoreTel or the holder of the Vested Option, be canceled, extinguished and converted into the right to receive an amount in cash from the Surviving Corporation, without interest, equal to the product of (1) the excess, if any, of the Merger Consideration (i.e., $7.50 per share) over the applicable per share exercise price underlying such Vested Option, multiplied by (2) the number of Shares underlying such Vested Option; provided, that any such Vested Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration.

As of the Effective Time, each Option that is outstanding immediately prior to the Effective Time and not a Vested Option will be canceled for no consideration.

ShoreTel RSUs

As of the Effective Time, each ShoreTel RSU that is vested and has not yet been settled as of immediately prior to the Effective Time (including after giving effect to any vesting that will occur as a result of the Transactions pursuant to employment agreements, retention agreements or other equity agreements or plans or as specified in the Merger Agreement and as discussed under the sections captioned “—Agreements or Arrangements with Executive Officers of ShoreTel” and “—Agreements or Arrangements with Directors of ShoreTel”) (each, a “Vested ShoreTel RSU”), will, by virtue of the Merger and without any action by Parent, the Offeror, ShoreTel or the holder of the Vested ShoreTel RSU, be canceled, extinguished and converted into the right to receive an amount in cash from the Surviving Corporation, without interest, equal in value to the product obtained by multiplying (x) the Merger Consideration (i.e., $7.50 per share) by (y) the total number of Shares subject to such Vested ShoreTel RSU.

As of the Effective Time, each ShoreTel RSU that is outstanding immediately prior to the Effective Time and not a Vested ShoreTel RSU will be canceled for no consideration.

ShoreTel Equity Incentive Plans

None of the ShoreTel Equity Incentive Plans will be assumed by Parent.

Table of Equity Related Payments

The following table shows the estimated value that each current executive officer and current director of ShoreTel would be eligible to receive (without subtraction of applicable withholding taxes) in connection with the Merger with regard to (1) the total number of Options to be cashed out at the Effective Time and (2) the total number of ShoreTel RSUs to be cashed out at the Effective Time.

The estimated cash values in the table below are calculated using the Merger Consideration of $7.50 per share and assuming that the Effective Time occurred on August 15, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. The numbers in the table below do not include Options with an exercise price equal to or greater than the Merger Consideration, which Options will be canceled at the Effective Time for no consideration.

Name	Total Shares subject to Options to be Cashed Out(1) (#)	Value of Cashed Out Options(2) ($, in thousands)	Total Shares subject to RSUs to be Cashed Out(3) (#)	Value of Cashed-Out RSUs(4) ($, in thousands)	Total Value ($, in thousands)
Executive Officers:
Donald Joos	1,018,000	2,075.37	165,000	1,237.50	3,312.87
Michael E. Healy	415,000	782.10	75,000	562.50	1,344.60
Eugenia Corrales	200,000	130.00	65,000	487.50	617.50
Bharath Oruganti	217,375	297.30	75,000	562.50	859.80
David Petts	475,000	1,043.35	75,000	562.50	1,605.85
Allen Seto	150,000	361.55	35,000	262.5	624.05
Non-Employee Directors
Marjorie Bowen	40,000	3.20	—	—	3.20
Mark F. Bregman	20,000	22.70	13,500	101.25	123.95
Kenneth D. Denman	20,000	22.70	13,500	101.25	123.95
Charles D. Kissner	11,667	15.53	13,500	101.25	116.78
Shane Robison	—	—	13,500	101.25	101.25
Constance Skidmore	—	—	13,500	101.25	101.25
Josef Vejvoda	40,000	3.60	13,500	101.25	104.85

(1)	This column consists of the number of Shares subject to Vested Options that are being cashed out at the Effective Time. Note that this column does not include any Shares that are subject to Options with exercise prices that are equal to or greater than the Merger Consideration.
(2)	The estimated value of these Options is equal to (a) the number of Shares subject to such Options, multiplied by (b) the Merger Consideration minus the exercise price of the Option.
(3)	This column consists of ShoreTel RSUs that are being cashed out at the Effective Time. Note that for each non-employee director, this column includes all ShoreTel RSUs held by such non-employee directors, all of which will be cashed out at the Effective Time.
(4)	The estimated value of these ShoreTel RSUs is equal to (a) the number of Shares subject to such ShoreTel RSU multiplied by (b) the Merger Consideration.

Agreements or Arrangements with Executive Officers of ShoreTel

Executive Employment Agreement with Donald Joos

ShoreTel has entered into an executive employment agreement with its Chief Executive Officer, Donald Joos, dated August 12, 2013, as amended (the “Executive Employment Agreement”) that provides for his general employment terms. This agreement provides that in the event of a termination of employment without cause (as defined in the Executive Employment Agreement and discussed below) or for good reason (as defined in the Executive Employment Agreement and discussed below) during the period beginning three months prior to the consummation of a change in control (as defined in the Executive Employment Agreement and discussed below) and ending on the date which is 12 months following the consummation of a change in control, and upon his execution of a binding release agreement and resignation from the ShoreTel Board, Mr. Joos will be entitled to receive (in addition to any accrued benefits): (1) a lump sum payment in an amount equal to 24 months of his base salary, less applicable withholding taxes; (2) provided that he timely elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), reimbursement of premiums paid for continuation coverage for 18 months pursuant to COBRA for so long as he is not covered by another group health plan (or a lump sum payment in lieu thereof if ShoreTel decides so); (3) a lump sum payment in an amount equal to 150% of his then-current target bonus, less applicable withholding taxes; and (4) full acceleration of all of his equity awards (i.e. any option, restricted stock award, restricted stock unit award, stock appreciation right or other equity award to acquire shares of ShoreTel’s common stock granted or issued to Mr. Joos). In addition, pursuant to the terms of the Merger Agreement Mr. Joos’ equity awards will be treated as vested awards and will be cashed out at the Effective Time in full regardless of whether there occurs a termination of employment. Mr. Joos is required to make himself available to ShoreTel (and any successor) to provide reasonable part-time transition services to ShoreTel (or any successor) following a termination of employment without cause upon a change in control for a period of time not to exceed three months in order to receive these benefits.

All payments (other than COBRA premium reimbursements) shall be made within sixty days of the termination date, provided that if Mr. Joos’ termination date is prior to the consummation of the change in control, all payments (other than COBRA premium reimbursements) shall be made within 60 days of the consummation of the change in control, provided further that, the release has been executed and is effective. Mr. Joos’ receipt of the payments and benefits described above are conditioned upon his acknowledgment of his continuing obligation under, and his agreement to abide by the terms and conditions of, ShoreTel’s Confidentiality and/or Proprietary Rights Agreement between Mr. Joos and ShoreTel. In addition, for a period of one year after Mr. Joos’ termination upon a change in control, Mr. Joos will not solicit the services or business of any employee or consultant of ShoreTel (or successor) to discontinue that person’s or entity’s relationship with or to ShoreTel without the written consent of ShoreTel (or successor).

For purposes of the Executive Employment Agreement as described above, “cause” means, with respect to Mr. Joos, (1) material failure to perform his duties; (2) engagement in intentional misconduct or dishonesty by him in the performance of his duties under the Executive Employment Agreement which is materially detrimental to ShoreTel; (3) any material breach of the Executive Employment Agreement or material failure to follow any reasonable written policies of ShoreTel; (4) his conviction of (or pleading guilty or nolo contender to) any felony; (5) his willful refusal to follow reasonable direction from the ShoreTel Board; (6) his exercise of bad faith in the performance of his responsibilities that results in grossly unsatisfactory performance; (7) failure or refusal to comply in any material respect with the terms of ShoreTel’s Assignment and Confidentiality Agreement, ShoreTel’s insider trading policy, or any other reasonable policies of ShoreTel; (8) an act or acts of material fraud or dishonesty undertaken by him and intended to result in his substantial gain or personal enrichment at the expense of ShoreTel; (9) a good faith determination by the ShoreTel Board that he has failed to cooperate with ShoreTel in any investigation or formal proceeding; or (10) failure by him to relocate from the Austin, Texas area to ShoreTel’s headquarters within 12 months of the effective date of the Executive Employment Agreement; provided that no termination for cause under subsection (1), (3), (5) or (7) shall occur unless he: (a) has been provided with notice of ShoreTel’s intention to terminate him for cause and (b) has had at least 30 days to cure or correct his behavior if such breach is curable or correctable.

For purposes of the Executive Employment Agreement as described above, “good reason” means a material negative change in the service relationship by the occurrence of any of the following conditions, without his written consent: (1) a reduction of executive’s authority, duties, or responsibilities provided that all reductions occurring over the preceding consecutive 12 month period in the aggregate are material; provided, however, that the following shall not, in and of itself, constitute good reason: removal as a general member of the ShoreTel Board, if he remains CEO; (2) a material reduction in his base salary (which for purposes of the Executive Employment Agreement is deemed to constitute a reduction of 10% or more in his base salary relative to the highest amount in effect since the effective date of the Executive Employment Agreement), other than an equivalent percentage reduction in annual base salaries prior to a change in control that applies to the majority of named executive officers; (3) (a) within one year of the effective date of the Executive Employment Agreement, ShoreTel’s requiring him to be based at any office or location more than 50 miles from ShoreTel’s Austin, Texas office or (b) on and after the one year anniversary of the effective date of the Executive Employment Agreement, ShoreTel’s requiring him to be based at any office or location more than 50 miles from ShoreTel’s headquarters; (4) a failure of ShoreTel to nominate or renominate him to the ShoreTel Board; provided that the failure of stockholders of ShoreTel to elect him to the ShoreTel Board shall not constitute good reason; (5) a material breach of the Executive Employment Agreement by ShoreTel; provided that no good reason under subsection (5) shall exist unless ShoreTel: (a) has been provided with notice of the breach and (b) has had at least 30 days to cure or correct the breach; or (6) a requirement that he report to anyone other than the ShoreTel Board.

Retention Incentive Agreements

ShoreTel has entered into Retention Incentive Agreements with each of ShoreTel’s executive officers, other than Mr. Joos. These agreements provide that in the event of employment termination without “cause” (as defined in the Retention Incentive Agreements and discussed below) or for “good reason” (as defined in the Retention Incentive Agreements and discussed below) during the period beginning three months prior to the consummation of the change in control (as defined in the Retention Incentive Agreements) and ending on the date which is 12 months following the consummation of the change in control, and upon the execution of a binding release agreement, each individual will (in addition to accrued benefits), be entitled to receive (1) a lump sum payment in an amount equal to 12 months of base salary immediately preceding the executive’s termination date, less applicable withholding taxes; (2) a lump sum payment in an amount equal to 100% of annual target bonus, less applicable withholding taxes; (3) provided that the executive timely elects continuation coverage pursuant to COBRA, ShoreTel will reimburse the executive for premiums paid for such continuation coverage for a period of 12 months; and (4) 75% of the executive’s unvested, outstanding equity awards (i.e. any option, restricted stock award, restricted stock unit award, stock appreciation right or other equity award to acquire shares of ShoreTel’s common stock granted or issued to the executive) granted prior to the change in control shall have their vesting and exercisability accelerated in full. In addition, at the Effective Time executive officers (other than Mr. Joos, whose equity award acceleration is described above) who have entered into a Retention Incentive Agreement will have their equity awards accelerated in full and cashed out.

Other than COBRA premium reimbursements, all payments described above shall be made as soon as practicable but in no event later than March 15 of the year following the termination date provided that, for any payments where a release is required, such release has been executed and is effective within 60 days following the executive’s termination date, and provided further that any payments owed under this agreement in connection with a change in control will be paid within 60 days following the consummation of such change in control if executive’s termination date is prior to the consummation of the change in control. Executive’s receipt of the payments and benefits described above are conditioned upon the executive’s acknowledgment of executive’s continuing obligation under, and executive’s agreement to abide by the terms and conditions of, ShoreTel’s Confidentiality and/or Proprietary Rights Agreement between the executive and ShoreTel. In addition, for a period of one year after the executive’s termination upon a change in control, the executive will not solicit the services or business of any employee or consultant of ShoreTel (or successor) to discontinue that person’s or entity’s relationship with or to ShoreTel without the written consent of ShoreTel (or successor).

For purposes of each executive officer’s Retention Incentive Agreement as described above, “cause” means, with respect to the executive officer, (1) material failure to perform executive’s duties; (2) engagement in intentional misconduct which is materially detrimental to ShoreTel; (3) failure or refusal to comply in any material respect with the terms of ShoreTel’s Assignment and Confidentiality Agreement, ShoreTel’s insider trading policy, or any other reasonable policies of ShoreTel; (4) an act or acts of material fraud or dishonesty undertaken by executive and intended to result in executive’s substantial gain or personal enrichment at the expense of ShoreTel; (5) conviction of or plea of no contest to any felony; or (6) a good faith determination by the ShoreTel Board that executive has failed to cooperate with ShoreTel in any investigation or formal proceeding; provided that no termination for cause under subsection (1), (2), or (3) shall occur unless the executive: (a) has been provided with notice of ShoreTel’s intention to terminate the executive for cause and (b) has had at least 30 days to cure or correct his or her behavior.

For purposes of each executive officer’s Retention Incentive Agreement as described above, “good reason” means a material negative change in the service relationship by the occurrence of any of the following conditions, without the executive’s written consent: (1) a material reduction of executive’s authority, duties, or responsibilities relative to executive’s authority, duties, or responsibilities in effect immediately prior to such reduction, or the removal of executive from such position, duties and responsibilities, unless executive is provided with comparable authority, duties, and responsibilities; (2) (a) in the case of Mr. Healy and Ms. Corrales, a 15% or more reduction and (b) in the case of Messrs. Oruganti, Petts and Seto, a 10% or more reduction in the executive’s base salary (other than an equivalent percentage reduction in annual base salaries that applies to executive’s entire business unit) that occurs in connection with a change in control or within 12 months of the appointment of a new chief executive officer of ShoreTel; (3) ShoreTel’s requiring the executive to be based at any office or location more than 35 miles from the office where the executive was based immediately preceding the change in control; or (4) ShoreTel’s failure to obtain the assumption of the Retention Incentive Agreement by any successor corporation to or acquirer of ShoreTel.

Executive Retention Bonuses

On July 26, 2017, the Compensation Committee of the ShoreTel Board approved the payment of cash bonuses, in lieu of the annual refresh equity grants normally granted subsequent to the end of ShoreTel’s fiscal year, an aggregate amount of $1,150,000 (each, an “Executive Retention Bonus” and together, the “Executive Retention Bonuses”) to specified members of ShoreTel’s executive team, including the following amounts to its executive officers: Mr. Petts ($150,000), Mr. Healy ($200,000), Ms. Corrales ($250,000), Mr. Oruganti ($200,000) and Mr. Seto ($150,000). Payment of each Executive Retention Bonus is contingent upon (1) the closing of the Merger (the “Closing”) and (2) the ongoing employment of each executive at the time of the Closing.

Agreements or Arrangements with Directors of ShoreTel

The ShoreTel Equity Incentive Plans provide that, in the event of a “corporate transaction” (as defined in the ShoreTel Equity Incentive Plans), each non-employee director’s Options and ShoreTel RSUs will accelerate and fully vest.

The consummation of the Transactions will constitute a “corporate transaction” under the ShoreTel Equity Incentive Plans.

Effect of Merger Agreement on Employee Compensation and Benefits

After the date of the Merger Agreement and following the Closing, ShoreTel will, and following the Closing, Parent shall, or shall cause and permit ShoreTel to, honor, pay and administer the following payments: (1) all accrued bonuses for fiscal year 2017 shall be paid in the ordinary course of business consistent with past practice, (2) all bonuses in respect of fiscal year 2018 shall accrue and be paid in the ordinary course of business consistent with past practice, but only through December 31, 2018, it being understood that Parent or ShoreTel shall provide pro-rated payment for any service provider who would otherwise be eligible for a bonus payment but for an earlier involuntary termination (if such termination is not for cause) after the Closing and prior to December 31, 2018, (3) honor and provide all payments under the retention bonus letters and retention agreements entered into with certain employees of ShoreTel, the Retention Incentive Agreements and the Executive Employment Agreement, and (4) honor and provide all payments to be made pursuant to the cash retention pool adopted by ShoreTel that provides for payments to certain employees subject to their continued employment on the Closing and the date 90 days following the Closing. Nothing contained in the Merger Agreement, expressed or implied, will (1) be treated as the establishment, amendment or modification of any Company Benefit Plan (as defined in the Merger Agreement), (2) give any current or former employee, director or other independent contractor of ShoreTel and its subsidiaries (including any beneficiary or dependent thereof) any third-party beneficiary or other rights under the Merger Agreement or otherwise or (3) obligate Parent or any of its affiliates to retain the employment or services of any current or former employee, director or other independent contractor of ShoreTel and its subsidiaries.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, ShoreTel’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from ShoreTel for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

In this Schedule 14D-9, ShoreTel is required to disclose any agreement or understanding, whether written or unwritten, between ShoreTel’s named executive officers (Mr. Joos, Mr. Healy, Ms. Corrales, Mr. Oruganti and Mr. Petts) and ShoreTel concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. ShoreTel has entered into the Retention Incentive Agreements and the Executive Employment Agreement, each of which provides for change in control benefits to the named executive officers, and has agreed to pay the Executive Retention Bonuses. The terms and conditions of these agreements are described under the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel” and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of ShoreTel that is based upon or otherwise related to the Transactions.

For purposes of calculating the potential payments set forth in the table below, ShoreTel has assumed (1) that the Offer is completed at the Offer Price and the Effective Time occurs on August 15, 2017; (2) that, for purposes of calculating the payments pursuant to the Executive Employment Agreement and the Retention Incentive Agreements, each named executive officer terminates his or her employment with ShoreTel for good reason triggering severance payments and benefits on the Effective Time; (3) that each named executive officer’s ShoreTel Compensatory Awards held on August 15, 2017 will equal the number of ShoreTel Compensatory Awards held by such executive officers on the consummation of the Transactions; (4) consummation of the Offer constitutes a change in control for purposes of the Executive Employment Agreement and the Retention Incentive Agreements; (5) each named executive officer receives the maximum payments under the applicable agreement; and (6) no payments are reduced by the terms of any applicable agreement to account for the application of United States Internal Revenue Code of 1986 (“Code”) Section 280G to such payments. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel” and the section entitled “—Effect of the Merger on ShoreTel Compensatory Awards” and such descriptions are incorporated herein by reference.

Name	Cash ($, in thousands)(1)	Equity (Single Trigger) ($, in thousands)(2)	Perquisites/ Benefits ($, in thousands)(3)	Other ($, in thousands)(4)	Total ($, in thousands)(5)
Donald Joos	1,802.50	1,309.42	$32.40	—	3,144.32
Michael Healy	537.00	588.05	$14.12	200.00	1,339.17
Eugenia Corrales	517.50	552.50	$21.60	250.00	1,341.60
Bharath Oruganti	456.00	580.27	$25.02	200.00	1,261.29
David Petts	650.00	589.17	$21.60	150.00	1,410.77

(1)	Cash. These amounts represent the value of the cash severance payments payable under the Executive Employment Agreement, as amended, with Mr. Joos and the applicable Retention Incentive Agreements of the other named executive officer’s, as described above in the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Executive Employment Agreement with Mr. Joos” and the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Retention Incentive Agreements”. The severance amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment as described above. The amounts included in the column above were calculated based on the named executive officer’s base salary as in effect on July 1, 2017 ($515,000 for Mr. Joos, $358,000 for Mr. Healy, $345,000 for Ms. Corrales, $304,000 for Mr. Oruganti and $325,000 for Mr. Petts) and the named executive officer’s current target annual bonus amount ($515,000 for Mr. Joos, $179,000 for Mr. Healy, $172,500 for Ms. Corrales, $152,000 for Mr. Oruganti and $325,000 for Mr. Petts).
(2)	Equity—Single Trigger. Represents the aggregate payments to be made in respect of unvested Options (for which the exercise price is less than $7.50) and unvested ShoreTel RSUs that are in each case being accelerated and cashed out as part of the Transactions (after giving effect to the acceleration of unvested awards as described above). Treatment of all such awards in the Transactions is described in greater detail above in the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Executive Employment Agreement with Mr. Joos” and the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Retention Incentive Agreements”. Amounts included in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions.

The estimated number of shares subject to unvested Options and unvested ShoreTel RSUs that will accelerate upon the Closing and the cash payments associated with such awards are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held as of August 15, 2017.

Name	Option Shares (#)	Option Value ($, in thousands)	RSUs (#)	Value of RSUs ($, in thousands)	Total Value ($, in thousands)
Donald Joos	167,417	71.92	165,000	1237.50	1,309.42
Michael Healy	65,521	25.55	75,000	562.50	588.05
Eugenia Corrales	100,000	65.00	65,000	487.50	552.50
Bharath Oruganti	56,771	17.77	75,000	562.50	580.27
David Petts	66,771	26.67	75,000	562.50	589.17

(3)	Perquisites/Benefits. This amount equals the estimated value of the “double-trigger” COBRA payments to which Mr. Joos and each named executive officer may become entitled under the Executive Employment Agreement and each Retention Incentive Agreement, respectively, as described in greater detail above in the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Executive Employment Agreement” and the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Retention Incentive Agreements”.
(4)	Other. These amounts represent the Executive Retention Bonuses to ShoreTel’s named executives other than Mr. Joos, as described above in the section entitled “—Agreements or Arrangements with Executive Officers of ShoreTel—Executive Retention Bonuses”. The retention payments in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions. ShoreTel does not provide tax reimbursement benefits to any of its named executive officers.
(5)	In the event that any payments to the named executive officers, other than Mr. Joos, under the Retention Incentive Agreements would be subject to the excise tax imposed by Section 4999 of the Code, then such executive officer payments will be payable, at executive’s election, either in full or in such lesser amount as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, in executive’s receipt on an after-tax basis of the greatest amount of termination and other benefits.

In the event that any payments to Mr. Joos under the Executive Employment Agreement would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Joos’ payments will be payable either in full or in a lesser amount, whichever would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, in Mr. Joos’ receipt on an after tax basis of the greatest amount of termination and other benefits.

The total amounts do not reflect these reductions or any other reductions to “parachute payments” under Section 280G of the Code that may be economically beneficial to executives and ShoreTel in order to avoid the excise tax imposed on individuals receiving excess parachute payments under Sections 280G and 4999 of the Code. A definitive analysis will depend on the Effective Time, the date of termination (if any) of the named executive officer and certain other assumptions used in the calculation.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts or omissions occurring at or prior to the Effective Time, as well as related advancement of expenses and insurance rights, in favor of the current and former directors and officers of ShoreTel and its subsidiaries (each, an “Indemnified Party”). Specifically, the Surviving Corporation will, in accordance with the organizational documents of ShoreTel and its subsidiaries and indemnification agreements, in each case, in effect on the date of the Merger Agreement, and Parent will cause the Surviving Corporation to, indemnify and advance expenses to the indemnitees with respect to any damages and expenses in connection with any action, claim, suit or other legal proceeding, including, without limitation, any such action, claim, suit or other legal proceeding based in whole or in part on, or arising in whole or in part out of, the fact that the indemnitee is or was a director or officer of ShoreTel or any of its subsidiaries at, or at any time prior to, the Effective Time relating in whole or in part to the Transactions or relating to the enforcement of this provision in the Merger Agreement. For a period of six years after the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation must contain provisions no less favorable with respect to limitation of liabilities and indemnification with respect to present and former directors and officers of ShoreTel and its subsidiaries in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time than those set forth in ShoreTel’s certificate of incorporation and bylaws as of the date of the Merger Agreement.

The Merger Agreement further provides that ShoreTel shall obtain, or cause to be obtained, a pre-paid non-cancellable officers’ and directors’ liability “tail” insurance policy, with a claims period of six years from and after the Effective Time at a cost for such tail policy not to exceed 250% of the current annual premium for ShoreTel’s directors’ and officers’ liability insurance policies.

Section 16 Matters

As permitted by the Merger Agreement, the ShoreTel Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all ShoreTel equity securities pursuant to the Merger Agreement by any officer or director of ShoreTel who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Section  16 of the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the ShoreTel Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with ShoreTel management and its legal and financial advisors, on July 26, 2017, the ShoreTel Board, among other things, (1) determined and declared that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer.

For the reasons described below, the ShoreTel Board recommends that ShoreTel’s stockholders accept the Offer and tender their Shares to the Offeror pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase and, if applicable, the Letter of Transmittal.

In reaching the conclusions and in making the recommendation described above, the ShoreTel Board took into account a number of reasons, described in the section entitled “—Background of the Offer; Reasons for Recommendation—Reasons for Recommendation.”

A copy of the Current Report on Form 8-K issued by ShoreTel, dated July 27, 2017, announcing the execution of the Merger Agreement, is incorporated herein by reference in its entirety.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The ShoreTel Board from time to time has assessed ShoreTel’s strategic alternatives, including the continuation of ShoreTel business as an independent enterprise, changes to ShoreTel’s stand-alone strategy, potential expansion opportunities through acquisitions and a possible sale of ShoreTel.

From February through March 2013, ShoreTel and Mitel engaged in preliminary discussions regarding a potential business combination. In May and June 2013, the parties conducted reciprocal due diligence and exchanged and negotiated drafts of a definitive transaction agreement, which reflected a merger of equals transaction in which the outstanding shares of Mitel common stock would be exchanged for shares of ShoreTel common stock. However, these discussions did not result in any agreement, and on June 14, 2013, the ShoreTel Board discussed the proposed transaction and ShoreTel’s standalone strategic plan, and, following this discussion, determined not to proceed with a transaction because the ShoreTel Board believed that ShoreTel’s growth prospects as a standalone entity would create greater value for ShoreTel stockholders than a merger of equals with Mitel. Following that determination, ShoreTel informed Mitel that ShoreTel was no longer interested in pursuing a transaction.

On October 2, 2014, Rich McBee, the Chief Executive Officer of Mitel, delivered to Charles Kissner, the then Chairperson of the ShoreTel Board, an unsolicited non-binding proposal for an acquisition of ShoreTel by Mitel at a price of $8.10 per Share in cash. On October 8, 2014, the ShoreTel Board discussed this proposal and ShoreTel’s strategic plan and strategic alternatives, and directed Mr. Kissner to inform Mr. McBee that ShoreTel would not pursue this proposal at this time based on their determination that Mitel’s proposal significantly undervalued ShoreTel and was not in the best interests of ShoreTel stockholders, and rejected the proposal. On October 9, 2014, Mr. Kissner informed Mr. McBee of the ShoreTel Board’s position. On October 17 and 19, 2014, Mr. Kissner and Mr. McBee further discussed Mitel’s proposal, and the ShoreTel Board met twice on October 19, 2014 to further discuss the proposal.

On October 20, 2014, Mitel reiterated its interest in acquiring ShoreTel at a price of $8.10 per Share in cash, and publicly disclosed this proposal by press release. ShoreTel retained a financial advisor with respect to this proposal on October 20, 2014. The ShoreTel Board then met on October 24, and twice on October 26, 2014, together with its financial advisors and representatives of Fenwick & West LLP (“Fenwick & West”), ShoreTel’s external corporate counsel, and discussed this proposal as well as ShoreTel’s strategic plan and strategic alternatives. On October 26, 2014, the ShoreTel Board determined that this proposal significantly undervalued ShoreTel and was not in the best interests of ShoreTel stockholders, and rejected the proposal. Factors considered by the ShoreTel Board in reaching this determination included ShoreTel’s recent financial performance, its cloud initiatives and anticipated product launches that were expected to accelerate revenue growth. On the next day, ShoreTel issued a press release announcing the ShoreTel Board’s determination to reject the proposal.

On November 10, 2014, Mitel delivered a revised unsolicited non-binding proposal to the ShoreTel Board that increased the consideration Mitel proposed to pay to acquire ShoreTel to $8.10 per Share in cash and $0.40 in Mitel common shares. Mitel again publicly disclosed this revised proposal by press release.

On November 11, 2014, the ShoreTel Board met together with its financial advisors and representatives of Fenwick & West and reviewed the revised proposal and determined that the Mitel proposal continued to significantly undervalue ShoreTel and was not in the best interests of ShoreTel stockholders, and rejected the revised proposal. On November 12, 2014, ShoreTel announced that the ShoreTel Board had rejected the revised proposal. On November 17, 2014, Mitel announced that it was withdrawing its proposal to acquire ShoreTel in view of the position of the ShoreTel Board.

In May and June 2016, the ShoreTel Board reviewed approaches to providing liquidity, or generating increased return on investment, for stockholders, particularly in view of expected declines in revenue from its premises business and the substantial risks and uncertainties of its cloud initiatives. On May 2, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and Fenwick & West and members of ShoreTel senior management, and discussed a potential stock repurchase program. On May 12, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s strategic plan, trends in its industry and market and possible strategic considerations. The ShoreTel Board again met on June 15, 2016 and reviewed ShoreTel’s strategic plan, trends in its industry, its go-to-market strategy and possible alternative business strategies.

On July 2, 2016, Mr. McBee contacted Mr. Kissner by email and on July 4, 2016, Mr. McBee and Mr. Kissner spoke and discussed potential engagement regarding a transaction between ShoreTel and Mitel.

On July 9, 2016, the ShoreTel Board met, together with representatives of Fenwick & West and members of ShoreTel senior management, and formed a Strategic Advisory Committee (the “Strategic Advisory Committee”), consisting of independent directors Ken Denman, Shane Robison, Connie Skidmore and Josef Vejvoda to advise the ShoreTel Board in evaluating strategic alternatives (including an acquisition of ShoreTel, acquisitions by ShoreTel and modifications to ShoreTel’s strategy as a stand-alone business). The ShoreTel Board also approved the engagement of J.P. Morgan as ShoreTel’s financial advisor in connection with its consideration of a potential strategic transaction and other strategic alternatives, based on J.P. Morgan’s qualifications, experience, expertise and its familiarity with ShoreTel and its industry, and further discussed ShoreTel’s strategic options. The mandate of the Strategic Advisory Committee was confirmed, and Mr. Vejvoda appointed as chairperson of the committee, by written consent of the ShoreTel Board on July 17, 2016.

On July 11, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s strategic alternatives (including an acquisition of ShoreTel, acquisitions by ShoreTel and modifications to ShoreTel’s strategy as a stand-alone business) and its plans for the strategic process.

On July 20, 2016, Mr. Joos contacted Mr. McBee and Mr. McBee advised Mr. Joos that Mitel was not interested in pursuing a transaction with ShoreTel at the time as Mitel was focused on other strategic priorities, but that they should keep in touch.

On July 29, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s strategic alternatives and its plans for a strategic process. During this meeting, the committee members and representatives of J.P. Morgan discussed the potential process that could be followed to assess whether any third parties would be interested in acquiring ShoreTel, the parties that could be contacted as part of that process (including Mitel), the timing and breadth of such outreach, the expected timeline for such process, and the message that J.P. Morgan would deliver to parties contacted in this process. The Strategic Advisory Committee determined to focus initially on strategic parties, and subsequently on financial sponsors, as it believed that strategic parties might require more time to evaluate a transaction.

On August 2, 2016, the ShoreTel Board met, together with representatives of Fenwick & West and members of ShoreTel senior management, and approved a proposed form of engagement letter with J.P. Morgan, which was executed on August 3, 2016 by ShoreTel and J.P. Morgan. In addition, the ShoreTel Board determined that ShoreTel would publicly announce the strategic process and directed J.P. Morgan to commence contacting third parties following that announcement. At this meeting, the ShoreTel Board also appointed Marjorie Bowen as a member of the ShoreTel Board and of the Strategic Advisory Committee.

On August 4, 2016, ShoreTel issued a press release announcing that as a part of the ShoreTel Board’s ongoing efforts to maximize shareholder value, the ShoreTel Board had formed a Strategic Advisory Committee to advise the ShoreTel Board in evaluating a range of strategic alternatives, including the sale of ShoreTel, the divestiture or acquisition of assets, licensing agreements, a realignment of operations, joint ventures and partnerships and a continuation of ShoreTel’s current strategic plan. This press release also announced that ShoreTel had retained J.P. Morgan as its financial advisor and Fenwick & West as its legal counsel to assist in this review process.

Following this announcement, on August 4 and 5, 2016, ShoreTel received inquiries from four financial sponsors (two of which are referred to as “Party A” and “Party B”).

On August 5 and August 11, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed plans for a strategic process and the inquiries that it had received. In addition, the ShoreTel Board held a regularly scheduled meeting on August 18, 2016 at which the ShoreTel Board received an update from the Strategic Advisory Committee and discussed the proposed strategic process with representatives of J.P. Morgan and Fenwick & West.

From August 8 through August 22, 2016, representatives of J.P. Morgan contacted 24 strategic parties to solicit interest in an acquisition of ShoreTel, and also communicated with the four financial sponsors that had contacted ShoreTel following the August 4 announcement. The parties contacted did not include Mitel given Mr. Joos’ prior conversation with Mr. McBee.

On August 15, 2016, ShoreTel received an inquiry from an additional strategic party.

On August 25, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West, and discussed a range of strategic alternatives, including acquisitions by ShoreTel of other companies, a third party investment in ShoreTel that could be used to return capital to stockholders, continuation of the status quo and strategies to improve growth or profitability as a stand-alone entity. The committee also discussed additional parties that could be contacted by representatives of J.P. Morgan as part of the strategic process. In this discussion, the Strategic Advisory Committee focused on financial sponsors, and following the discussion, the Strategic Advisory Committee directed the representatives of J.P. Morgan to contact financial sponsors that might be interested in an acquisition of ShoreTel, including financial sponsors that were discussed at the meeting. Following this meeting, J.P, Morgan began contacting additional financial sponsors to solicit interest in an acquisition of ShoreTel, including each of the financial sponsors that were discussed at the August 25, 2016 meeting, and continued to contact additional strategic parties.

Between August 8 and September 6, 2016, representatives of J.P. Morgan contacted 34 financial sponsors (including the four that had contacted ShoreTel on August 4 and 5, 2016) and 28 strategic parties to solicit interest in an acquisition of ShoreTel. Between August 12 and September 30, 2016, ShoreTel entered into confidentiality agreements with 14 of these parties: 10 financial sponsors (including Party A and Party B) and four strategic parties. Each of these confidentiality agreements included a customary “standstill” provision under which the other party agreed not to purchase ShoreTel stock, or take other actions, for a specified period. These standstill provisions permitted confidential communications to the ShoreTel Board, and did not terminate upon ShoreTel’s execution of an agreement to be acquired by a third party.

On September 1 and 15, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West, and discussed ShoreTel’s strategic process and the communications that had been made to potentially interested parties.

In September 2016, seven of the financial sponsors (including Party A and B), and four of the strategic parties, conducted due diligence meetings with members of ShoreTel’s management and were provided access to an electronic data room that contained certain financial and business due diligence information.

On September 20, 2016, representatives of J.P. Morgan sent process letters to the 12 parties who had executed confidentiality agreements with ShoreTel and were still active in the process. These letters invited the recipients to submit an initial indication of interest for a transaction by October 10, 2016.

On each of September 22, September 29 and October 6, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed the strategic process. At the September 22, 2016 meeting, the Strategic Advisory Committee discussed a wide range of potential strategic alternatives, including potential acquisitions by ShoreTel, a leveraged recapitalization, continuation of the stand-alone business, strategies to license intellectual property and strategies to improve growth or profitability as a stand-alone entity. At the October 6, 2016 meeting, the Strategic Advisory Committee further discussed potential acquisitions by ShoreTel and representatives of Fenwick & West and the committee members also discussed the key transaction terms to be reflected in a form of merger agreement to be prepared by Fenwick & West and distributed to parties that provide an initial indication of interest in response to the process letter from J.P. Morgan. In addition, at this meeting the representatives of Fenwick & West discussed the fiduciary duties of board and committee members in connection with ShoreTel’s strategic process, including the ShoreTel Board’s duties of loyalty and care, the applicable standards of judicial review and the importance of being appropriately informed as board and committee members in considering a business combination or other significant corporate transaction.

On September 27, 2016, representatives of J.P. Morgan sent a process letter to an additional financial sponsor. On September 28, 2016, this party was provided with access to the electronic data room and on October 6, 2016, this party conducted a due diligence meeting with members of ShoreTel’s management.

On October 10, 2016, Party A made a non-binding proposal to acquire all of the outstanding Shares for $9.00 per Share in cash. This proposal was subject to comprehensive due diligence, and was based on an assumption of a minimum of $105 million cash on ShoreTel’s balance sheet at the closing of a transaction. In addition, the proposal stated that Party A intended to use debt financing for $150 to $175 million of the funds necessary for the transaction. None of the other parties that had been invited to submit an indication of interest did so, and each of such parties indicated that they would not be submitting a proposal or that they were not interested in proceeding at this point in time.

Party A continued its due diligence review of ShoreTel in October and November 2016, meeting with members of ShoreTel management on October 7, October 25 and November 7.

On October 13, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed potential strategic alternatives, including strategies to license intellectual property, potential acquisitions by ShoreTel and potential investment by one or more third parties in ShoreTel, as well as the strategic process and the proposal received from Party A.

On October 19, 2016, representatives of J.P. Morgan sent a letter to Party A requesting a final, binding offer by Tuesday, November 15, 2016.

On October 20 and 27 and November 4, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and reviewed the communications that had been conducted with potentially interested parties, ShoreTel’s strategic alternatives, the Party A proposal, the anticipated process to further advance Party A’s proposal, and potential acquisitions by ShoreTel of other companies in cloud solutions, telecommunications and related fields.

On October 24, 2016, representatives of J.P. Morgan provided Party A with a proposed form of merger agreement that had been prepared by Fenwick & West, reflecting terms that had been discussed with the Strategic Advisory Committee, and on November 8, 2016, Party A was provided with draft disclosure schedules relating to the form of merger agreement.

On November 2, 2016, ShoreTel entered into a confidentiality agreement with an additional strategic party that had contacted ShoreTel, and had an introductory call with such party on November 11, 2016. However, this party did not conduct further due diligence, or make a proposal for an acquisition of ShoreTel.

On several occasions during October 2016, members of ShoreTel senior management spoke with representatives of other companies to explore the possibility of an acquisition of one or more of those companies by ShoreTel.

On November 9, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s business and the strategic process, including discussions with Party A and other participants in the process, as well as potential acquisitions by ShoreTel and potential investment by one or more third parties in ShoreTel.

During November 2016, members of ShoreTel senior management continued to speak with representatives of other companies to explore the possibility of an acquisition of one or more of those companies by ShoreTel, but none of those discussions reached an advanced stage or resulted in any agreements with respect to any acquisitions.

On November 15, 2016, Party A provided an updated non-binding proposal that reduced its proposed price to $8.50 per Share in cash. The next day, Party A revised this amount to $8.26 per Share in cash, explaining that it had identified an error in its share calculation. This proposal was again based on an assumption of a minimum of $105 million cash on ShoreTel’s balance sheet at the closing of a transaction. In addition, the proposal indicated that Party A would need to obtain $175 to $200 million of debt financing for the transaction, an increase of $25 million from its prior proposal. The proposal requested that ShoreTel enter into a 30-day exclusivity agreement with Party A, and was accompanied by a markup of the proposed form of merger agreement, which included a closing condition requiring that ShoreTel have a $105 million cash balance at closing. In addition, Party A noted that while it had completed a substantial portion of its due diligence, the proposal was conditional on more comprehensive due diligence.

On November 16, and November 17, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and reviewed the strategic process, including discussions with companies that might be acquired by ShoreTel and the Party A proposal that was received on November 15. The ShoreTel Board discussed the proposed requirement that ShoreTel have a $105 million cash balance at closing, including the impact of this requirement on certainty of completion of a transaction in light of ShoreTel’s expected cash balances over the remainder of fiscal 2017 and, following this discussion, directed the representatives of J.P. Morgan to communicate to Party A that ShoreTel would enter into an exclusivity agreement with Party A if this requirement were removed. At the November 17, 2016 meeting, representatives of Fenwick & West then discussed other issues raised by the markup of the merger agreement provided by Party A on November 15, 2016 and the ShoreTel Board provided direction on the positions to be taken with respect to these issues.

Following these meetings, the representatives of J.P. Morgan contacted Party A and indicated that ShoreTel would enter into an exclusivity agreement with Party A if the price were increased to $8.35 per Share and the condition requiring that ShoreTel have a $105 million cash balance at closing was removed. Party A indicated that it was not in a position to increase the price but that it would be willing to replace the minimum cash condition with a provision for a purchase price adjustment based on ShoreTel’s cash at closing, or, potentially, an adjustment at the time of signing of a merger agreement based on cash expectations at that time.

The ShoreTel Board met again on November 18, 2016 and discussed the $8.26 per Share price proposed by Party A and the proposal for an adjustment to the price based on the cash balance at closing (or cash expectations at the time a merger agreement was signed). Following this discussion, the ShoreTel Board authorized ShoreTel to enter into a 30-day exclusivity agreement with Party A.

On November 21, 2016, ShoreTel entered into a 30-day exclusivity agreement with Party A, and from November 28 through December 21, 2016, Party A conducted a comprehensive due diligence review of ShoreTel, including a number of in-person meetings with members of ShoreTel management regarding ShoreTel’s business, financial results and outlook, technology and products.

On December 1, December 9 and December 15, 2016, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management. At these meetings, the committee discussed Party A’s due diligence and the issues arising in negotiations of the merger agreement with Party A. In addition, at the December 15, 2016 meeting, the committee and members of ShoreTel senior management discussed various initiatives that could be taken to reduce costs and increase profitability.

From December 2 through December 19, 2016, representatives of Fenwick & West and counsel to Party A exchanged drafts of a merger agreement and on December 7, 2016, they had a telephonic meeting to negotiate the terms of the merger agreement.

On December 20, 2016, Party A provided an updated non-binding proposal that further reduced its proposed price to $8.00 per Share in cash, with an adjustment based on variance of cash at closing from a $105 million target. Party A indicated that the reduction in the per Share price reflected, among other things, a decline in ShoreTel’s product revenue, and cost reduction opportunities that were lower than it had originally estimated. This proposal indicated that Party A would need to obtain $164 million of debt financing for the transaction, a reduction from its prior proposal, and representatives of Party A indicated to representatives of J.P. Morgan that Party A was facing challenges in obtaining the required debt financing.

On December 20, 2016, Mr. McBee of Mitel contacted Mr. Joos. Mr. McBee advised Mr. Joos of Mitel’s agreement to sell its mobile division, which Mitel had announced the prior day, and inquired as to ShoreTel’s strategic process. In view of the exclusivity agreement with Party A, which expired on the next day, Mr. Joos did not engage in a substantive discussion with Mr. McBee on this call.

On December 20, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed the revised proposal from Party A and the status of discussions with Party A. The ShoreTel Board noted that the exclusivity agreement with Party A would expire on December 21, 2016, and determined not to extend the exclusivity agreement in view of concerns regarding the declining per Share price being proposed by Party A and the ability of Party A to obtain the debt financing that it had indicated it would require.

On December 21, 2016, representatives of J.P. Morgan communicated to Party A that ShoreTel would not extend the exclusivity period, and Party A indicated that it was working to get a transaction done, but had increasing concerns regarding the willingness of lenders to provide the amount of debt financing that Party A required, and indicated that Party A was not willing to increase its equity investment in a transaction.

On December 21, 2016, following the expiration of the exclusivity period with Party A, Mr. Joos contacted Mr. McBee. Mr. McBee indicated that he would continue to monitor ShoreTel’s strategic process and that Mitel could be interested in pursuing a transaction at a later date. Mr. McBee also suggested that he and Mr. Joos continue to keep in touch.

On December 22 and December 29, 2016, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed the recent communications with each of Party A and Mitel. At the December 22, 2016 meeting, the ShoreTel Board directed Mr. Joos to continue his discussions with Mitel.

On January 5, 2017, the ShoreTel Board met, and on January 12 and 16, 2017 the Strategic Advisory Committee met, in each case together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s strategic process and the discussions with Party A and with Mitel.

On January 9, 2017, Party A confirmed to representatives of J.P. Morgan that it remained interested in an acquisition of ShoreTel at a price of $8.00 per Share, with an adjustment to the extent that ShoreTel’s cash at closing was less than $105 million, and Party A indicated that it would not be able to increase its price.

On January 16, 2017, Mr. Joos spoke briefly with Mr. McBee, who informed him of Mitel’s progress in its sale of its Mitel mobile division.

On January 19, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s strategic process and the recent discussions with Party A and Mitel. The ShoreTel Board discussed Party A’s proposal to acquire ShoreTel for $8.00 per share, and determined that it would be willing to proceed on the basis of this proposal, but that it would be desirable to obtain a price in excess of $8.00. Accordingly, the ShoreTel Board directed the representatives of J.P. Morgan to communicate to Party A that the ShoreTel Board would be prepared to proceed based on a price of $8.03 per share, with no adjustment based on ShoreTel’s cash at closing, and that if Party A agreed to that proposal, ShoreTel would be prepared to enter into a new exclusivity agreement with Party A.

On January 20, 2017, representatives of J.P. Morgan communicated the ShoreTel Board’s position to Party A, and on January 24, 2017, Party A informed the representatives of J.P. Morgan that its $8.00 per Share proposal was its best and final offer.

On January 25, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed perspectives on ShoreTel’s valuation. The ShoreTel Board also discussed recent communications with Party A and directed the representatives of J.P. Morgan to indicate to Party A that ShoreTel would resume discussions, and work toward a transaction, on the basis of Party A’s most recent proposal (consisting of a purchase price of $8.00 per share, with an adjustment to the extent that ShoreTel’s cash at closing was less than $105 million).

On January 26, 2017, ShoreTel announced its earnings for the second quarter of fiscal 2017. In this announcement, ShoreTel disclosed 9% bookings growth over the comparable period in fiscal 2016, as compared to 23% in the first quarter of fiscal 2017, and reduced its guidance for annual hosted revenue growth for fiscal 2017 to 19-21%, from the 21%-24% guidance previously disclosed in August 2016.

On January 29, 2017, Party A informed representatives of J.P. Morgan that Party A was not able to obtain debt financing for the stand-alone business in the amount that it had indicated it would require, and was withdrawing its proposal to acquire ShoreTel.

On February 9, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s business and financial results, its strategic alternatives, the process that had been conducted with Party A and the concerns raised by that process regarding the ability, generally, of a financial sponsor to obtain debt financing for the stand-alone business in the amount that would be required to enable a financial sponsor to offer an acceptable price for the Shares.

From January through May 2017, ShoreTel had discussions with several other companies regarding strategic partnerships that were intended to increase ShoreTel’s revenue, and in the course of those discussions, ShoreTel also discussed the possibility of an acquisition of ShoreTel by those companies. However, those discussions did not result in any substantial due diligence by those companies or any proposals regarding an acquisition of ShoreTel.

On April 3, 2017, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed the strategic process.

On April 22, 2017, representatives of J.P. Morgan received an inquiry from a financial sponsor that had previously been contacted by J.P. Morgan in August 2016 (“Party C”) regarding a potential acquisition of ShoreTel, and on April 25, 2017, representatives of J.P. Morgan received an inquiry from a strategic party (“Party D”) regarding a potential acquisition of ShoreTel.

On May 3, 2017, ShoreTel received an inquiry from a financial sponsor that was interested in exploring a transaction between ShoreTel and a portfolio company, and on May 10, 2017, ShoreTel entered into confidentiality agreements with the financial sponsor and its portfolio company (together, “Party E”), had an introductory telephonic meeting with representatives of Party E and provided them with high level due diligence materials.

On May 12, 2017, the Strategic Advisory Committee met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed the strategic review process and options for next steps.

On May 17, 2017, Mr. McBee contacted Mr. Vejvoda by email asking to speak. On May 19, 2017, Mr. McBee and Mr. Vejvoda spoke by telephone and discussed Mitel’s prior interest in a business combination of Mitel with ShoreTel. Mr. McBee and Mr. Vejvoda agreed to discuss the matters further and subsequently scheduled a dinner in early June to continue the discussion.

On May 18, 2017, the ShoreTel Board met, together with representatives of Fenwick & West and members of ShoreTel senior management, and discussed ShoreTel’s business, strategies and financial results and the discussions regarding strategic relationships, as well as ShoreTel’s process to develop a three year financial plan for fiscal 2018 through 2020.

On May 23, 2017, Mr. Joos had an introductory meeting with representatives of Party D.

On May 26, 2017, representatives of J.P. Morgan received an inquiry from Party B, and on June 1, 2017, ShoreTel received a non-binding proposal from Party B regarding an acquisition of ShoreTel at a price in a range of $7.50 to $8.00 per Share, based on publicly available information and its prior review of company information and discussions with the management team. Following receipt of the June 1, 2017 proposal, ShoreTel and Party B extended the term of the confidentiality agreement that had been executed by them in 2016, and Party B resumed its due diligence activities.

On June 5, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and reviewed ShoreTel’s strategic process and the recent communications with Party B, and the ShoreTel Board asked J.P. Morgan to reach out to five of the parties that had been previously contacted or had contacted ShoreTel or J.P. Morgan over the course of ShoreTel’s strategic process, including Party A, Party C, Party D, and Party E.

On June 6, 2017, Mr. Vejvoda, Mr. McBee and Steve Spooner, Mitel’s Chief Financial Officer, met for dinner in Toronto, Canada. At the dinner, the parties discussed the prior attempts to combine Mitel and ShoreTel and the prospects for reengaging in discussions regarding a transaction in which Mitel would acquire ShoreTel.

On June 6, 2017, representatives of J.P. Morgan contacted representatives of five other parties that had been previously contacted, or had contacted ShoreTel or J.P. Morgan, over the course of ShoreTel’s strategic process, including Party A, Party C, Party D and Party E. Three of these parties (including Party A and Party D) subsequently informed the representatives of J.P. Morgan that they would not submit a proposal and Party E did not respond. Party C commenced a due diligence review, including a meeting with members of ShoreTel’s management on June 16, 2017. In connection with this due diligence review, ShoreTel and Party C extended the term of the existing confidentiality agreement that had been executed by them in 2016.

On June 7, 2017, ShoreTel authorized a representative of J.P. Morgan to contact Mitel’s financial advisor, Jefferies LLC (“Jefferies”) to inquire as to whether Mitel would be interested in discussing an acquisition of ShoreTel. Before a representative of J.P. Morgan made that communication, on June 7, 2017, a representative of Jefferies contacted a representative of J.P. Morgan and informed that representative of J.P. Morgan that Mitel was interested in exploring a potential acquisition of ShoreTel, expressed his belief that, given Mitel’s familiarity with ShoreTel, Mitel could act quickly and requested preliminary information regarding ShoreTel.

On June 8, 2017, a representative of J.P. Morgan provided a mutual confidentiality agreement to Jefferies, the terms of which were negotiated between Paul, Weiss, Rifkind, Wharton & Garrison LLP, Mitel’s counsel (“Paul, Weiss”), and Fenwick & West. While the confidentiality agreement was being negotiated, Mitel submitted a high level due diligence request list setting forth various categories of information Mitel would require in order to determine whether it wished to proceed with a potential transaction. The parties executed the confidentiality agreement on June 16, 2017. Shortly thereafter, Mitel representatives were provided with access to a virtual data room maintained by ShoreTel that included certain non-public financial and operational information about ShoreTel.

On June 10, 2017, the ShoreTel Board met, together with representatives of Fenwick & West and members of ShoreTel senior management, and reviewed ShoreTel’s strategic process and the recent communications with Mitel.

On June 14, 2017, representatives of Party B met with members of ShoreTel management at the offices of Fenwick & West to conduct financial due diligence, and on June 18, 2017, a representative of Party B informed a representative of J.P. Morgan that it would not make a proposal to acquire ShoreTel, and noted that they were not able to secure a commitment for debt financing for such an acquisition based on the cash flow of ShoreTel as a stand-alone business and that they were concerned with the lack of visibility into the profitability of ShoreTel’s hosted business.

On June 16, 2017, representatives of Party C met with members of ShoreTel management at the offices of Fenwick & West to conduct financial due diligence.

On June 21, 2017, ShoreTel received a non-binding proposal from Party C for an acquisition of ShoreTel at a price in a range of $7.00 to $7.50 per Share.

On June 21, 2017, the ShoreTel Board met, together with members of ShoreTel management and representatives of J.P. Morgan and Fenwick & West. The ShoreTel Board and representatives of J.P. Morgan and Fenwick & West reviewed the recent discussions with Party B and Party C, the proposal from Party C and planned meetings with Mitel. Given the experiences with Party A and Party B, members of the ShoreTel Board expressed concern regarding Party C’s ability to secure a commitment for debt financing for such an acquisition based on the cash flow of ShoreTel as a stand-alone business. At this meeting, the members of management presented a financial plan for fiscal 2018 through 2020, and the ShoreTel Board discussed this plan and the material assumptions on which it was based with management. This financial plan is described under “Certain Unaudited Prospective Financial Information of ShoreTel” and was provided to Mitel, and Parties B and C, in June 2017.

On June 22, 2017, members of the Mitel management team, including Messrs. McBee and Spooner, and representatives of Jefferies met with members of the ShoreTel management team, representatives of J.P. Morgan and Mr. Vejvoda in Austin, Texas. At the meeting, the ShoreTel management team provided a presentation to the Mitel management team and Jefferies regarding, among other things, ShoreTel’s business, operations and financial results and outlook, and provided certain financial and other information to the representatives of Mitel and Jefferies. The Mitel representatives posed a number of questions to the ShoreTel management team throughout the presentation.

On June 28, 2017, a representative of J.P. Morgan again contacted a representative of Party B to solicit its interest in resuming its evaluation of a potential acquisition of ShoreTel, based on updated financial information, and the representative of Party B indicated that Party B would be interested in reviewing the updated information, and considering resuming its evaluation of a transaction following that review.

On June 30, 2017, representatives of Party C held a follow-up in-person management meeting with members of ShoreTel management.

On July 5 and 6, 2017, representatives of Mitel met with members of ShoreTel management to conduct technology and financial due diligence.

On July 7, 2017, Mr. McBee delivered a non-binding proposal to the ShoreTel Board, which proposed that Mitel would acquire all of the Shares at a price of $7.20 to $7.40 per Share in cash. The proposal also included an exclusivity agreement, which Mitel asked ShoreTel to sign, to give Mitel 30 days of exclusivity to complete its diligence and negotiate definitive agreements.

On July 9, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed the Mitel proposal as well as the status of discussions with Party B and Party C, and the proposal by Party C. During this discussion, the ShoreTel Board and representatives of J.P. Morgan discussed the difficulty that financial sponsors, including Party A and Party B, had experienced in obtaining debt financing for a leveraged acquisition of ShoreTel on a stand-alone basis and how this would likely negatively impact the ability of any financial sponsor to acquire ShoreTel at a price per Share that the ShoreTel Board would be willing to consider. Following this discussion, the ShoreTel Board directed J.P.

Morgan to engage with Mitel in an effort to improve its price per Share, approved the execution of an exclusivity agreement with Mitel if the price was increased to $7.60 per Share, and directed the representatives of J.P. Morgan to communicate this feedback to Mitel. In addition, the engagement letter with J.P. Morgan would have expired on July 9, 2017 in accordance with its original terms, and at this meeting the ShoreTel Board approved the extension of this engagement letter by three months.

Following this meeting, on July 10, 2017, representatives of J.P. Morgan as well as Mr. Vejvoda informed Mitel that in order for ShoreTel to grant exclusivity to Mitel, Mitel’s proposal would need to be for at least $7.60 per Share in cash.

On July 10, 2017, Mr. McBee delivered a revised non-binding proposal to the ShoreTel Board, which proposed that Mitel would acquire all of the Shares at a price of $7.50 per Share in cash. The letter indicated that the revised proposal was Mitel’s “best and final” offer and requested 28 days of exclusivity to complete due diligence and negotiate definitive documentation.

The ShoreTel Board met thereafter on July 10, 2017, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management, and discussed Mitel’s revised proposal as well as the status of discussions with Party B and Party C, and the proposal by Party C, which at the high end of its range was equal to Mitel’s proposal but which, based on the experiences of Party A and Party B, would be subject to significant challenges in securing debt financing. Following this discussion, the ShoreTel Board approved the execution of a 28-day exclusivity agreement with Mitel, subject to J.P. Morgan’s communicating with Party B and Party C and being informed that those parties would not be willing to proceed with a transaction at a price that would be competitive with that proposed by Mitel.

On July 10 and 11, 2017, Paul, Weiss and Fenwick & West negotiated the terms of the exclusivity agreement between ShoreTel and Mitel.

On July 11, 2017, a representative of Party B indicated to a representative of J.P. Morgan that Party B was not interested in proceeding with a transaction. Also on July 11, 2017, a representative of Party C indicated that Party C had reduced the high end of its range from $7.50 per Share to $7.00 per Share, which was significantly below Mitel’s proposed price and subject to the same debt financing concerns. Following these communications, on July 11, 2017, ShoreTel entered into an exclusivity agreement with Mitel in which ShoreTel agreed to negotiate exclusively with Mitel until August 6, 2017.

On July 14, 2017, Paul, Weiss, delivered a draft Merger Agreement to ShoreTel and Fenwick & West, which proposed a cash tender offer followed by a merger to be effected pursuant to Section 251(h) of the DGCL, with parties to the Merger Agreement being ShoreTel, Mitel U.S. and a newly formed subsidiary of Mitel U.S. The draft Merger Agreement included, among other things, the following key provisions: the cancellation of all Unvested Company Options and Unvested Company RSUs for no consideration; a representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer; a Company Termination Fee equal to 4.95% of the equity value of the transaction, which would be payable by ShoreTel to Mitel if the ShoreTel Board changed its recommendation in favor of the Offer or terminated the Merger Agreement to enter into a definitive agreement with respect to a superior proposal; a limitation on ShoreTel’s right to seek specific performance if Mitel’s debt financing was unavailable; a Parent Termination Fee equal to 5.25% of the equity value of the transaction, which would be payable by Mitel U.S. to ShoreTel in circumstances where the Offer was not completed because Mitel’s debt financing was unavailable, which amount would also serve as a cap on Mitel’s damages in other circumstances; a provision requiring ShoreTel to reimburse Mitel for its expenses in an amount up to $15 million in circumstances where the Offer was not completed; and required that certain unspecified ShoreTel stockholders sign tender support agreements.

On July 17, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management. The representatives of Fenwick & West discussed the draft

Merger Agreement provided by Paul, Weiss, including each of the issues described above, and the ShoreTel Board provided direction as to the position to be taken on these issues. In addition, representatives of Fenwick & West discussed the fiduciary duties of the ShoreTel Board.

From July 14 through July 19, 2017, members of the Mitel management team and other representatives of Mitel met with members of the ShoreTel management team and other key ShoreTel employees at Fenwick & West’s offices in Mountain View, California to facilitate Mitel’s continued due diligence of ShoreTel and to discuss the potential prospects and strategies of the combined companies. On July 18, 2017, Fenwick & West delivered a revised draft of the Merger Agreement to Paul, Weiss. The Fenwick & West draft made a number of material changes to the draft Merger Agreement, including among others: it deleted the provision canceling Unvested Company Options and Unvested Company RSUs, with a note that treatment of such awards was to be discussed; it deleted the representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer; it reduced the Company Termination Fee to 3.5%; it deleted the limitation on ShoreTel’s right to seek specific performance and related provisions; it deleted the Parent Termination Fee; and it deleted the expense reimbursement provision. The draft also noted questions as to why Mitel Networks Corporation was not a party to the draft Merger Agreement and which ShoreTel stockholders Mitel would want to sign a tender support agreement.

On July 20, 2017, Paul, Weiss delivered a further revised draft of the Merger Agreement to Fenwick & West. Most of the same material issues in the Merger Agreement remained outstanding, namely: the treatment of Unvested Company Options and Unvested Company RSUs; the representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer; the size of the Company Termination Fee; the limitation on ShoreTel’s right to seek specific performance in the event Mitel’s debt financing was not available and the related Parent Termination Fee; and the expense reimbursement provision. Paul, Weiss informed Fenwick & West that Mitel would agree to make Mitel Networks Corporation a party to the Merger Agreement to guarantee the obligations of its subsidiaries thereunder and that Mitel wished to obtain tender support agreements from three of ShoreTel’s significant stockholders as well as ShoreTel’s directors and executive officers.

On July 21, 2017, Paul, Weiss delivered a draft form of Support Agreement to Fenwick & West.

On July 21, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management and discussed the draft Merger Agreement provided by Paul, Weiss, including each of the issues described above, and provided direction to the representatives of Fenwick & West as to the position to be taken on these issues.

Over the course of the next five days, Paul, Weiss and Fenwick & West discussed the Merger Agreement and exchanged numerous drafts of the Merger Agreement, which reflected that most of the same key issues remained outstanding, including with respect to the representation that ShoreTel would have a specified amount of unrestricted cash in the United States at the expiration of the Offer; the size of the Company Termination Fee; the limitation on ShoreTel’s right to seek specific performance and related Parent Termination Fee; the expense reimbursement provision (including the circumstances in which it would be payable); the date at which the Merger Agreement would terminate; and which stockholders, if any, would sign Support Agreements. During this period Paul, Weiss and Fenwick & West continued to negotiate the terms of Merger Agreement and the form of Tender Support Agreement, as well as the contents of the disclosure schedule to the Merger Agreement (a draft of which Fenwick & West had delivered earlier that week), while Mitel worked to complete its due diligence and negotiate the terms of its debt commitment letter.

On July 25, 2017, the ShoreTel Board met, together with representatives of J.P. Morgan and Fenwick & West and members of ShoreTel senior management and discussed the substantive issues remaining in the draft Merger Agreement, with input from the representatives of J.P. Morgan and Fenwick & West. During this discussion, the ShoreTel Board provided direction as to the position to be taken on these issues. In addition, the ShoreTel Board designated two directors, Messrs. Robison and Vejvoda, to discuss these issues with ShoreTel senior management as they were negotiated over the next day, subject to the final approval of the ShoreTel Board. During this meeting, the ShoreTel Board discussed the requirement that ShoreTel have $108 million of unrestricted cash in the United States at the expiration of the Offer, including the impact of this requirement on certainty of completion of a transaction in light of ShoreTel’s expected cash balances through December 2017, and discussed alternative amounts for a cash requirement that might be acceptable to ShoreTel.

On a telephone call on July 26, 2017 among members of senior management of each of Mitel and ShoreTel and their respective counsel, all of the material outstanding Merger Agreement issues were resolved (subject to review and approval by the ShoreTel Board), except for two. With respect to the amount of the reverse termination fee, ShoreTel requested a Parent Termination Fee in an amount equal to 9.0% of the equity value of the transaction, to which Mitel responded that it would accept a Parent Termination Fee of $30.0 million and if ShoreTel would not agree, Mitel was prepared to delete the provision limiting ShoreTel’s right to seek specific performance and the related Parent Termination Fee. With respect to the representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer, Mitel agreed that the unrestricted cash need not be limited to cash in the United States and proposed a reduced threshold of $100 million. With respect to the other issues, ShoreTel agreed that all Unvested Company Options and Unvested Company RSUs would be canceled for no consideration; the Company Termination Fee would be $24.5 million; the expense reimbursement provision would be capped at $6.0 million and payable only on a failure to meet the Minimum Tender Condition (as defined in the Merger Agreement) by the Termination Date, or on termination by Mitel as a result of a breach by ShoreTel; the Termination Date for the Merger Agreement would be 120 days after the date of the Merger Agreement; and only the directors and executive officers of ShoreTel would execute Support Agreements.

In addition, on July 26, 2017, Paul Weiss provided Fenwick & West with a draft of the commitment letter with respect to the debt financing to be provided by Mitel’s lenders.

In the afternoon of July 26, 2017, the ShoreTel Board met, together with members of ShoreTel management and representatives of J.P. Morgan and Fenwick & West, and discussed the status of the negotiations. During this meeting, representatives of Fenwick & West provided an update on the proposed resolution of the issues in the Merger Agreement and the ShoreTel Board discussed the outcome of the negotiations, and the remaining open issues, and provided direction to management and Fenwick & West as to the open issues.

The parties then continued to negotiate the terms of the Merger Agreement through the day, and ShoreTel agreed to a Parent Termination Fee of $30 million. Later that day Paul, Weiss advised Fenwick & West that Mitel’s board of directors had approved the Merger Agreement and the Transactions subject to the satisfactory resolution of all remaining issues in the Merger Agreement and the debt commitment letter.

At 7:30 p.m. Pacific time on July 26, 2017, the ShoreTel Board met, together with members of ShoreTel management and representatives of J.P. Morgan and Fenwick & West, and discussed the outcome of the negotiations, and the remaining issue regarding the amount of the cash closing condition. Representatives of Fenwick & West and ShoreTel’s senior management described the proposed resolution of the open issues that had been discussed through the course of the day, reviewed the key terms of the Merger Agreement and confirmed to the ShoreTel Board that, subject to approval by the ShoreTel Board, the terms of the definitive transaction agreements had been agreed by both parties, and that they would be in a position to execute a definitive agreement later that night. The representatives of J.P. Morgan then presented its financial analysis of the proposed per Share consideration to be paid in the Offer and the Merger.

Representatives of Mitel and ShoreTel, including their respective counsel, then completed their negotiation of the Merger Agreement and other related documents. During the course of these negotiations, Mitel agreed that the representation regarding cash at expiration of the Offer would be set at $95 million until September 30, 2017, $90 million after September 30, 2017 and on or before October 31, 2017, and $85 million after October 31, 2017.

Late in the evening of July 26, 2017, Paul, Weiss delivered Fenwick & West a final version of the debt commitment letter.

At 10:00 p.m. Pacific time on July 26, 2017, the ShoreTel Board again met, together with members of ShoreTel management and representatives of J.P. Morgan and Fenwick & West, to consider the proposed transaction with Mitel. One independent director, Marjorie Bowen, was absent from this meeting of the ShoreTel Board. A representative of J.P. Morgan orally rendered its opinion to the ShoreTel Board (which was subsequently confirmed in a written opinion addressed to the ShoreTel Board dated July 26, 2017) to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the scope of review undertaken and other matters considered by J.P. Morgan in preparing its written opinion, the consideration to be received by the holders of ShoreTel stock pursuant to the merger agreement was fair from a financial point of view to such holders. For more information about J.P. Morgan’s opinion, see the section entitled “—Opinion of ShoreTel’s Financial Advisor,” beginning on page 33. The ShoreTel Board, with the unanimous vote of each member attending the meeting, determined that the merger agreement and the transactions contemplated by the merger agreement, including the Offer and the Merger, were on terms that were fair to, advisable and in the best interests of ShoreTel’s stockholders. The ShoreTel Board, therefore, approved the execution of the merger agreement and recommended that ShoreTel’s stockholders tender their shares in the Offer.

Following this meeting, the Merger Agreement, the debt commitment letter and the Support Agreements were finalized, executed and delivered by the respective parties thereto. In the morning of July 27, 2017, Mitel and ShoreTel issued a joint press release announcing the entry into the Merger Agreement and the Transactions.

Reasons for Recommendation

The ShoreTel Board, in evaluating the Transactions, consulted with ShoreTel’s management, legal counsel and financial advisors, and, in reaching its decision to (1) determine and declare that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approve the terms and conditions of the Merger Agreement and the Transactions, declare it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorize the execution, delivery and performance of the Merger Agreement, (3) resolve that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolve to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer, considered and evaluated a number of factors, including, but not limited to, the following (not in any relative order of importance):

•	Extended and Comprehensive Strategic Process. The ShoreTel Board’s belief that the Offer represented the highest value available to ShoreTel stockholders, based on the results of a thorough competitive process where (1) during the period between July 9, 2016 and July 26, 2017, the strategic transaction process was discussed during at least 36 meetings of the ShoreTel Board and 20 meetings of the Strategic Advisory Committee comprised of independent directors and (2) ShoreTel and representatives of ShoreTel’s financial advisor contacted 66 parties, comprised of 31 strategic buyers and 35 financial sponsors (including nine parties that contacted ShoreTel during the process), in an effort to obtain the best value reasonably available to stockholders, as more fully described above under the section entitled “—Background of the Offer”, including the fact that:

•	on August 4, 2016, almost 12 months prior to entering into the Merger Agreement, ShoreTel publicly announced that the ShoreTel Board was evaluating a range of strategic alternatives to maximize stockholder value, including the sale of ShoreTel;

•	following a solicitation of interest from 31 strategic parties that the Strategic Advisory Committee and J.P. Morgan believed could potentially have the financial ability and strategic interest to be potentially interested in a business combination with us, none of these strategic parties made a proposal to acquire ShoreTel;

•	following a solicitation of interest from, or contact by, 35 financial sponsors, only three of the 35 made preliminary proposals, as more fully described above under the section entitled “—Background of the Offer”, and none of the 35 ultimately provided a definitive proposal, let alone a proposal that was superior to the Offer Price; and

•	financial sponsors (Party A and Party B) indicated that they were not able to obtain debt financing based on the stand-alone cash flow of ShoreTel that would be sufficient to finance an offer that would be competitive with the certain value provided to ShoreTel stockholders by the Offer and the Merger.

•	Business and Financial Condition and Prospects. The ShoreTel Board’s and management’s knowledge and familiarity with ShoreTel’s business, financial condition, results of operations and future growth prospects if ShoreTel were to remain an independent public company, including ShoreTel’s potential for growth and increasing stockholder value as an independent public company in light of:

•	industry trends affecting the unified communications industry as a whole, including a decline in overall demand and market share for premise-based systems, which has historically constituted a majority of ShoreTel’s revenues;

•	the overall challenges ShoreTel has faced and will continue to face in executing its business plan as a stand-alone entity;

•	the decline in ShoreTel’s product revenues, particularly its premise products, from fiscal 2016 to fiscal 2017, which declines ShoreTel expected would continue for its premise products in future periods, and a decline in the rate of growth of ShoreTel’s hosted (cloud) revenue from fiscal 2016 to fiscal 2017;

•	the risks and challenges ShoreTel has faced and will continue to face in seeking to grow its hosted business, both in the U.S. and internationally, and whether it could devote the necessary resources to grow its hosted business while still maintaining favorable gross margins and operating margins;

•	the execution risks associated with achieving management’s Projections (as defined below), which imply growth in revenue from the hosted business of 63% from 2018 to 2020 and growth in Adjusted EBITDA of more than 230% over the same period, particularly in light of the business challenges faced by ShoreTel going forward;

•	ShoreTel’s relative strengths in the business communications industry and its anticipated development of new products for cloud, including the potential benefits of, as well as the significant risks associated with, continuing to pursue ShoreTel’s business plans as an independent public company;

•	the risks and competition facing stand-alone companies operating in the unified communications as a service (“UCaaS”) industry, including (1) the fact that ShoreTel relies in large part on the small and medium business sector, companies with smaller resources compared to large enterprises, (2) the threat of increased competition from leaders in information technology, personal and business applications entering the UCaaS industry, and (3) the effect on ShoreTel of current and potential future consolidation in the industry, creating larger competitors with greater resources than ShoreTel; and

•	the likelihood that ShoreTel could grow its business to keep pace with industry trends and technological changes, while continuing to operate as a stand-alone public company and the challenges of having to simultaneously make and increase investments in its products and its sales and marketing, including in different regions in order to compete within its industry and grow market share.

•	Premium to Current and Historical Trading Prices of Common Stock. The relationship of the Offer Price of $7.50 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represented as of July 26, 2017:

•	a premium of 28% based on the July 26, 2017 closing market price of $5.84 per Share;

•	a premium of 25% based on the latest three months’ volume weighted average market price of $6.02 per Share;

•	a premium of 20% based on the latest six months’ volume weighted average market price of $6.23 per Share; and

•	a premium of 9% based on the latest year’s volume weighted average market price of $6.86 per Share.

•	Negotiations with Parent. The course of negotiations between ShoreTel and Parent and the ShoreTel Board’s belief that $7.50 per Share was the maximum amount that Parent would be willing to pay based on input from management and its financial advisor with respect to Parent’s statements made and positions taken during the negotiations.

•	Arms’ Length Negotiations. The ShoreTel Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were made more favorable to ShoreTel and its stockholders, including the increased offer price, from that initially proposed by Parent, as a result of robust arms’ length negotiations between ShoreTel, with the assistance of its advisors, on the one hand, and Mitel, Parent and the Offeror, with the assistance of their advisors, on the other hand.

•	Likelihood of Completion. The ShoreTel Board’s belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (1) ShoreTel’s expectations regarding its cash position and its ability to satisfy the condition regarding the representation as to its cash at the expiration of the Offer, (2) the fact that Mitel has guaranteed the performance of the obligations of Parent and the Offeror under the Merger Agreement, (3) Mitel business reputation and financial condition, (4) the ShoreTel Board’s belief, following consultation with ShoreTel’s advisors, that Parent is likely able to obtain adequate financing for the Offer in light of the commitment for financing the Offer and the Merger as reflected in the debt commitment letter provided to ShoreTel; (4) Parent’s obligation under the Merger Agreement to use its commercially reasonable efforts to obtain regulatory approvals necessary to consummate the Transactions, and (5) ShoreTel’s ability, under certain circumstances specified in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent or the Offeror and to enforce the terms of the Merger Agreement.

•	Opinion of Financial Advisor. The ShoreTel Board considered the opinion, dated July 26, 2017, of J.P. Morgan to the ShoreTel Board as to the fairness, from a financial point of view, as of the date of the opinion, of the $7.50 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limits on the scope of review undertaken, as more fully described below in “—Opinion of ShoreTel’s Financial Advisor.”

•	Financing Matters. The ShoreTel Board’s consideration of the facts and circumstances surrounding Parent’s ability to raise sufficient cash to consummate the Transactions, including:

•

the fact that Parent and the Offeror received the executed Debt Commitment Letter from major commercial banks with significant experience in similar lending transactions, and that (1) each of Parent and the Offeror is required to use commercially reasonable efforts to (a) obtain the debt financing on the terms and subject only to the conditions described in the Debt Commitment Letter and (b) subject to certain conditions and limitations set forth in the Merger Agreement, if necessary, secure alternative debt financing and (2) ShoreTel is entitled to specific performance or other equitable remedies in connection with its right to enforce each of Parent and the Offeror’s obligation to use their respective commercially reasonable efforts to enforce their rights under the Debt Commitment Letter (including any alternative financing arrangements) to cause such financing to be provided.

•	the ShoreTel Board’s expectation that, based on the limited number and nature of the conditions to funding set forth in the Debt Commitment Letter, such conditions will be timely met and the financing will be provided in a timely manner.

•	the fact that (1) pursuant to the terms of the Merger Agreement, if Parent and the Offeror fail to effect the closing under certain circumstances, Parent is obligated to pay ShoreTel a termination fee equal to $30.0 million (the “Parent Termination Fee”) and (2) Mitel has provided a guarantee of Parent’s obligation to pay the Parent Termination Fee.

•	Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including the ability of ShoreTel to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the ShoreTel Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $24.5 million, and the belief of the ShoreTel Board that the termination fee was reasonable, would not be a deterrent to a competing offer from a serious alternative bidder and was not designed to preclude higher offers from third parties.

•	Tender Offer Structure. The fact that the transaction is structured as two-step transaction effected pursuant to Section 251(h) of the DGCL without adoption of the Merger Agreement by ShoreTel’s stockholders, which means that ShoreTel stockholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price in a relatively short time frame, and the structure could potentially reduce the uncertainty during the pendency of the Transactions to ShoreTel’s stockholders, employees and business partners.

•	Delaware Appraisal Rights. The availability of statutory appraisal rights to ShoreTel’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery. For a further discussion of statutory appraisal rights, see the section entitled “Item 8. Additional Information—Appraisal Rights.”

The ShoreTel Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement prior to the passage of the resolutions approving the Transactions discussed above, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give ShoreTel’s public stockholders the opportunity to realize a premium over the prices at which the Shares were trading prior to the meeting of the ShoreTel Board to consider and approve the Merger Agreement, ShoreTel’s public stockholders will cease to participate in ShoreTel’s future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than the Offer Price.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals subject to the ability of ShoreTel to consider and respond to unsolicited, written proposals as described above.

•

Termination Fee. The possibility that the termination fee of $24.5 million payable by ShoreTel to Parent in specified circumstances may deter third parties who might be interested in exploring an acquisition of ShoreTel. The ShoreTel Board also considered the risk that the Offer may be terminated in certain circumstances where the termination fee is not immediately payable, but would impact

ShoreTel’s ability to engage in another transaction for up to one year after such termination. In addition, the ShoreTel Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. After discussion with ShoreTel’s legal and financial advisors, the ShoreTel Board was of the view that the amount of the termination fee and the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable in light of, among other things, the benefits of the Offer and the Merger to ShoreTel’s stockholders, the length and public nature of the competitive sales process conducted by ShoreTel, the likelihood that a competing bid would arise after such a thorough process, and should a competing bid arise that it would not be reasonably likely to materially deter such a bidder.

•	Closing Conditions. The fact that completion of the Offer and the Merger would require:

•	antitrust clearance in the United States;

•	approval of the California Public Utilities Commission (“CPUC”) or the staff thereof for either the Transactions or the relinquishment of a Certificate of Public Convenience and Necessity granted by the CPUC that is held by a subsidiary of ShoreTel;

•	the approval by the Federal Communications Commission (“FCC”) for the relinquishment of two authorizations granted by the FCC to subsidiaries of ShoreTel;

•	the accuracy of ShoreTel’s representation that it will have unrestricted cash in its bank accounts in an amount equal to no less than (1) $95 million if the Expiration Time is on or before September 30, 2017, (2) $90 million if the Expiration Time is after September 30, 2017 but on or before October 31, 2017 or (3) $85 million if the Expiration Time is after October 31, 2017; and

•	other conditions which are not within ShoreTel’s direct control, such as a third-party obtaining an injunction to prohibit consummation of the Offer and the Merger.

•	Taxable Consideration. The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and the Merger and the substantial time and effort of management required to complete the Offer and the Merger.

•	Business Disruption Resulting from Offer. The possible disruption to ShoreTel’s business and the possible effect on the ability of ShoreTel to generate revenue and retain key personnel that may result from the announcement and pendency of the Offer and the Merger or from the resulting distraction of the attention of ShoreTel’s management.

•	Potential Conflicts of Interest. The fact that ShoreTel’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of ShoreTel’s other stockholders. For a further discussion of such conflicts of interest, see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of ShoreTel” above.

•	Interim Restrictions on Business Pending the Completion of the Offer. The restrictions imposed by the Merger Agreement on the conduct of ShoreTel’s business prior to completion of the Offer which could delay or prevent ShoreTel from undertaking some business opportunities that may arise during that time, although the ShoreTel Board also considered the expected short period required to complete the Offer and the Merger.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to ShoreTel if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition, the potential adverse effect on the trading price of ShoreTel’s shares, the potential adverse effect on the market’s perceptions of ShoreTel’s prospects, the potential adverse effect on current and prospective customers and partners of ShoreTel, and the payment by ShoreTel of its expenses associated with the Offer and Merger.

The ShoreTel Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to ShoreTel’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement and the Transactions. Accordingly, the ShoreTel Board approved the Merger Agreement and the Transactions.

The foregoing discussion of information and factors considered by the ShoreTel Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the ShoreTel Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the Transactions. The members of the ShoreTel Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of ShoreTel, in consultation with ShoreTel’s management and legal and financial advisors. In light of the variety of factors and amount of information that the ShoreTel Board considered, the members of the ShoreTel Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Rather, the recommendation of the ShoreTel Board was made after considering the totality of the information and factors involved. Individual members of the ShoreTel Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of ShoreTel were aware of the interests of certain officers and directors of ShoreTel as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

The ShoreTel Board recommends that ShoreTel’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement, none of ShoreTel’s or its subsidiaries’ current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Parent, the Offeror or their respective affiliates regarding continued service with ShoreTel or Parent or any of its subsidiaries from and after the Effective Time. As of the date of the Schedule 14D-9, it is possible that Parent, the Offeror or their respective affiliates may enter into employment or other arrangements with ShoreTel’s management in the future.

Opinion of ShoreTel’s Financial Advisor

Pursuant to an engagement letter dated August 3, 2016, ShoreTel retained J.P. Morgan as its financial advisor in connection with a potential acquisition of ShoreTel.

At the meeting of the ShoreTel Board on July 26, 2017, J.P. Morgan rendered its oral opinion to the ShoreTel Board, confirmed by delivery of a written opinion, dated July 26, 2017, that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of the Shares in the proposed Offer and the Merger (together, the “Transaction”) was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated July 26, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. ShoreTel’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the ShoreTel Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction, was directed only to the consideration to be paid in the proposed Transaction, and did not address any other aspect of the proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of ShoreTel as to whether such stockholder should tender Shares in the Offer or any other matter.

In connection with preparing the opinion, J.P. Morgan, among other things:

•	reviewed a draft dated July 26, 2017 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning ShoreTel and the industries in which it operates;

•	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of ShoreTel with publicly available information concerning certain other companies that J.P. Morgan deemed relevant, and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of ShoreTel relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of ShoreTel with respect to certain aspects of the Transaction, and the past and current business operations of ShoreTel, the financial condition and future prospects and operations of ShoreTel, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by ShoreTel, the Parent or Mitel or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with ShoreTel, did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of ShoreTel, the Parent or Mitel under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of ShoreTel to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement and this Schedule 14D-9, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by ShoreTel, the Parent and the Offeror in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to ShoreTel with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on ShoreTel or on the contemplated benefits of the Transaction.

The Projections (as defined and described in the section of this Schedule 14D-9 captioned “—Company Financial Projections”) furnished to J.P. Morgan for ShoreTel were prepared by ShoreTel’s management, and the ShoreTel Board directed J.P. Morgan to focus its analysis on these Projections as the basis of its opinion. ShoreTel does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transaction, and the Projections were not prepared with a view toward public disclosure. The Projections were based on numerous variables and assumptions that are inherently uncertain and beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Projections. For more information regarding the use of the Projections, see the section of this Schedule 14D-9 captioned “—Company Financial Projections.”

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of ShoreTel or as to the underlying decision by ShoreTel to engage in the Transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the consideration to be paid to the holders of the Shares in the Transaction or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time.

The terms of the Merger Agreement, including the consideration to be paid to the holders of Shares, were determined through arm’s length negotiations between ShoreTel, Parent and Mitel, and the decision to enter into the Merger Agreement was solely that of the ShoreTel Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the ShoreTel Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the ShoreTel Board or ShoreTel’s management with respect to the Transaction or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in rendering its opinion to the ShoreTel Board on July 26, 2017. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. For each of the analyses performed by J.P. Morgan, J.P. Morgan utilized the treasury stock method to calculate fully diluted shares outstanding.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of ShoreTel with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the businesses of ShoreTel. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered sufficiently analogous to those of ShoreTel based on business sector participation, operational characteristics and financial metrics. However, none of the selected companies is identical to ShoreTel, and certain of these companies may have characteristics that are materially different from those of ShoreTel. The companies were as follows:

Core Peers

•	Vonage Holdings Corp.

•	Extreme Networks, Inc.

•	Mitel Networks Corp.

Cloud Unified Communications (applicable to Hosted, only for Sum of the Parts Analysis)

•	RingCentral Inc.

•	8x8, Inc.

•	Five9 Inc.

For each of the selected companies, J.P. Morgan calculated the multiple of firm value to estimated revenue for calendar year 2017 based on Wall Street forecasts (which we refer to as “Firm Value / CY 2017E Revenue”). The multiples were based on the selected companies’ closing stock prices on July 26, 2017 and on publicly available information. The following table represents the results of this analysis:

Company	Firm Value / CY2017E Revenue
Core Peers
Vonage Holdings Corp.	2.0x
Extreme Networks, Inc.	1.0x
Mitel Networks Corp.	1.2x
Median:	1.2x
ShoreTel	0.9x

Cloud Unified Communications (Applicable to Hosted, Only for Sum-of-the-Parts Analysis)
RingCentral Inc.	5.9x
8x8, Inc.	4.3x
Five9 Inc.	7.1x
Median:	5.9x

Based on the results of this analysis and other factors J.P. Morgan considered appropriate, J.P. Morgan selected a multiple reference range of 0.9x to 1.6x for Firm Value / CY 2017E Revenue, based on its professional judgment, and applied this reference range to ShoreTel’s estimated revenue for calendar year 2017 based on management’s forecasts. This resulted in a range of implied equity values for the Shares of between $6.25 to $9.50 per Share, rounded to the neared $0.25, as compared to the Offer Price of $7.50 per Share.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving companies that engaged in businesses which J.P. Morgan judged to be reasonably analogous to the business of ShoreTel or aspects thereof. For each of the selected transactions, J.P. Morgan calculated the ratio of the target company’s firm value to the public estimates of revenue for the 12-month period following the announcement of the transaction (which we refer to as “FV / NTM Revenue”). Specifically, J.P. Morgan reviewed the following transactions:

Buyer	Target	Date Announced	FV / NTM Revenue
Apollo Global Management LLC	West Corp.	May 2017	2.2x
Broadcom Limited	Brocade Communications Systems, Inc.	November 2016	2.3x
Genesys Telecommunications Laboratories, Inc.	Interactive Intelligence Group, Inc.	August 2016	3.0x
Siris Capital Group, LLC	Polycom, Inc.	July 2016	1.1x
Nice Ltd.	inContact, Inc.	May 2016	3.4x
Vonage Holding Corp.	Nexmo, Inc.	May 2016	1.8x
Mitel Networks Corp.	Polycom, Inc.	April 2016	1.2x	[1]
Atos SE	Unify Software and Solutions GmbH & Co. KG.	November 2015	0.5x
Siris Capital Group, LLC	Premier Global Services, Inc.	September 2016	1.7x
Vonage Holding Corp.	iCore Networks, Inc.	August 2016	1.3x	[2]
Vonage Holding Corp.	Simple Signal Inc.	March 2016	1.5x	[2]
Vonage Holding Corp.	Telesphere Networks Ltd.	November 2014	2.0x	[2]
Mitel Networks Corporation	Aastra Technologies Limited	November 2013	0.6x
Vonage Holding Corp.	Vocalocity, Inc.	October 2013	2.3x	[2]
Avaya Inc.	Radvision Ltd.	March 2012	1.8x	[2]
Mean:			1.8x

[1]	Based upon 2017 calendar year revenue forecasts.
[2]	Based upon forward calendar year revenue forecasts.

Based on the results of these analyses and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a multiple reference range of 0.6x to 1.7x for FV / NTM Revenue, based on its professional judgment, and applied this reference range to ShoreTel’s revenue for the following 12-month period based on management’s forecasts. This resulted in a range of implied equity values for the Shares of between $4.75 to $10.00 per Share, rounded to the neared $0.25, as compared to the Offer Price of $7.50 per Share.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied equity value per Share for ShoreTel. In performing this analysis, J.P. Morgan used the forecasted unlevered free cash flows for ShoreTel from the start of fiscal year 2018 through the end of fiscal year 2027 calculated based upon management’s forecasts for the fiscal years 2018 through 2020, and based upon extrapolations by management for the fiscal years 2021 through 2027. J.P. Morgan treated stock-based compensation as a cash expense in the unlevered free cash flow calculation for purposes of its discounted cash flow analysis, as stock-based compensation was viewed by J.P. Morgan as a true economic expense of the business. J.P. Morgan also calculated a range of terminal values of ShoreTel by applying a perpetual growth rate ranging from 2.5% – 3.5% to the revenue of ShoreTel during the final year of the ten-year period. For purposes of its analysis, J.P. Morgan assumed a valuation date of June 30, 2017. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.5% – 10.5%, which range was chosen by

J.P. Morgan based upon an analysis of the weighted average cost of capital of ShoreTel. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for net cash as of June 30, 2017. Based on the results of this analysis, J.P. Morgan arrived at a range of implied equity values for the Shares of between $7.00 and $10.00 per Share, rounded to the nearest $0.25, as compared to the Offer Price of $7.50 per Share.

Sum-of-the-Parts Analysis

J.P. Morgan conducted a sum-of-the-parts analysis for the purpose of determining an implied value per Share for ShoreTel based on the separate valuation of ShoreTel’s hosted and related services business segment (referred to as the “Hosted Business”) and ShoreTel’s product and support and services business segments (referred to as the “Premise Business”). J.P. Morgan’s sum-of-the-parts analysis was based on the implied value per Share of the Hosted Business (based upon a public trading multiples analysis using the methodology described above under “—Public Trading Multiples” as applied to the companies listed above under “Cloud Unified Communications”), plus the implied value per Share of the Premise Business (based upon a discounted cash flow analysis using the methodology describe above under “—Discounted Cash Flow Analysis”), plus the value per Share of ShoreTel’s net cash balance as of June 30, 2017.

Based on the public trading multiples analysis of the Hosted Business and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a multiple reference range of 2.0x to 3.0x, based on its professional judgment, to ShoreTel’s estimated revenue for the Hosted Business for fiscal year 2018 based on management’s forecasts, as adjusted to exclude forecast revenue attributable to state and federal surcharges and access and rental-related forecast revenue totaling $37 million in fiscal year 2018. This analysis indicated a range of implied equity values per Share for ShoreTel’s Hosted Business of between $3.90 and $5.78 per Share.

For the discounted cash flow analysis of the Premise Business, J.P. Morgan used the forecasted unlevered free cash flows for ShoreTel’s Premise Business from the start of fiscal year 2018 through the end of fiscal year 2027 calculated based upon management’s forecasts for the fiscal years 2018 through 2020, and based upon extrapolations by management for the fiscal years 2021 through 2027. Based upon management’s forecast that revenue of the Premise Business would decline to zero by fiscal year 2025, J.P. Morgan determined that the terminal value of the Premise Business at the end of the ten-year period ending 2027 would be zero. For purposes of its analysis, J.P. Morgan assumed a valuation date of June 30, 2017. The unlevered free cash flows were then discounted to present values using an assumed discount rate of 9.5%, which discount rate was chosen by J.P. Morgan based upon the midpoint of the range of discount rates used for the discounted cash flow analysis described above under “—Discounted Cash Flow Analysis”. Based upon the results of this analysis, J.P. Morgan arrived at an implied equity value per Share for ShoreTel’s Premise Business of $1.61.

Based upon the results of the public trading multiple analysis of the Hosted Business and the discounted cash flow analysis of the Premise Business, and ShoreTel’s net cash balance as of June 30, 2017 per share, J.P. Morgan arrived at a range of implied equity values for the Shares of between $7.25 and $9.00 per Share, rounded to the nearest $0.25, as compared to the Offer Price of $7.50 per Share.

The sum-of-the-parts analysis is not a reflection on the feasibility of a transaction involving separate sales of ShoreTel’s Hosted Business and Premise Business, and does not address certain considerations, such as tax inefficiencies, other separation and transaction costs, and change-of-control restrictions, that would be implicated by a separate sale of ShoreTel’s Hosted Business and Premise Business.

Other Information

J.P. Morgan also reviewed the trading range of ShoreTel’s common stock for the 52-week period ended July 26, 2017, which was $5.65 to $8.35 per Share; the trading range of ShoreTel’s common stock for the six-month period ended July 26, 2017, which was $5.65 to $7.50 per Share; the trading range of ShoreTel’s common stock for the three-month period ended July 26, 2017, which was $5.65 to $6.75 per Share; the range of analyst price targets for ShoreTel’s common stock as of January 26, 2017, which was $7.00 to $11.00 per Share; and compared them to the closing price of ShoreTel’s common stock on July 26, 2017, which was $5.85 per Share, and the Offer Price of $7.50 per Share. J.P. Morgan noted that these trading and analyst price target ranges were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of ShoreTel. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to ShoreTel, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of ShoreTel. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to ShoreTel and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise ShoreTel with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with ShoreTel and the industries in which it operates.

For services rendered in connection with the proposed Transaction, ShoreTel has agreed to pay J.P. Morgan a transaction fee of approximately $7.3 million, $2.0 million of which was payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Transaction. In addition, ShoreTel has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates did not have any other material financial advisory or other material commercial or investment banking relationships with ShoreTel, Parent or Mitel. During the two-year period preceding delivery of its opinion ending on July 26, 2017, the aggregate compensation received by J.P. Morgan and its affiliates from ShoreTel was approximately $200,000 and from Mitel was approximately $500,000. In addition. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of ShoreTel and common shares of Mitel. In the ordinary course of J.P. Morgan’s businesses, it and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of ShoreTel or Mitel for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Company Financial Projections

Projections

ShoreTel does not as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, earnings, or results due to the substantial degree of uncertainty with respect to the underlying assumptions and estimates. In connection with the Transactions, ShoreTel’s management prepared selected unaudited prospective financial information of ShoreTel for the fiscal years ending June 30, 2018, June 30, 2019 and June 30, 2020 (the “Financial Plan”). In addition, ShoreTel’s management extrapolated from the Financial Plan to prepare longer-term projections for certain metrics included therein; these projections were prepared with respect to fiscal years ended June 30, 2021-2027 (the “Extrapolations” and, together with the Financial Plan, the “Projections”). ShoreTel reviewed the Projections with the ShoreTel Board and also provided the Projections to J.P. Morgan for use in performing its financial analysis. In addition, ShoreTel provided the three-year Financial Plan to Mitel on June 19, 2017. The Projections were not prepared with a view toward public disclosure, and are included in this Schedule 14D-9 only because (1) the Financial Plan was made available to Mitel as outlined above, (2) the Projections were made available to J.P. Morgan for use in connection with its financial analysis, and (3) the Projections were made available to the ShoreTel Board in connection with its consideration of a potential acquisition of ShoreTel. The Projections are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

While presented with numerical specificity, the Projections were prepared for internal use and reflect numerous estimates and assumptions with respect to matters such as the growth rate of ShoreTel’s hosted business and relative rates of decline of its premise product revenues, the future growth rates of its support and services businesses, its ability to significantly increase revenues generated from hosted bookings, the success of its efforts to expand into certain international markets, the absence of new material acquisition or litigation expenses, the anticipated rate of capital expenditures and more generally, overall industry performance and competition and general business, economic and geopolitical conditions and additional matters specific to ShoreTel’s business, all of which are difficult to predict and many of which are beyond ShoreTel’s control. Among other things, the Projections assumed growth in hosted bookings of 28% in fiscal 2018, 41% in fiscal 2019 and 53% in fiscal 2020. In addition, the Projections assume Adjusted EBITDA growth from $19 million in 2018 to $63 million in 2020, or more than 230%. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, (1) ShoreTel’s ability to retain customers transitioning from premise solutions to cloud-based offerings, (2) ShoreTel’s ability to realize scale and unit cost improvements, (3) customer demand for a services model and competition within the ShoreTel’s industry, (4) the effect of new technologies and new products and services in the communications and collaboration markets, (5) the effect of global economic conditions and changes in tax and other legislation and (6) other risk factors described in ShoreTel’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 and its Quarterly Reports on Form 10-Q filed subsequent to such Annual Report. Additionally, the Projections did not take into account any circumstances or events occurring after the date they were prepared, including the Transactions or the announcement thereof, including the impact of the announcement of the Transactions on customers, employees and channel partners. Further, the Projections did not take into account the effect of any failure of the Merger to occur, and should not be viewed as applicable or continuing in that context.

The Projections thus reflect a substantial degree of uncertainty, are subject to periodic revisions based on actual experience and business development and are subjective in many respects. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. The Projections cover multiple years, and such information by its nature becomes even less reliably predictive with each successive year. In addition, the Projections will be affected by ShoreTel’s ability to achieve strategic goals, objectives and internal targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. Moreover, the current business challenges faced by ShoreTel going forward means that there are significant execution risks associated with achieving Projections. Moreover, the current business challenges faced by ShoreTel going forward means that there are execution risks associated with achieving the Projections. The Projections cannot, therefore, be considered predictive of future operating results, and should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that ShoreTel and its financial advisor, Mitel or anyone who received any portion of this information then considered, or now considers, them to be material information about ShoreTel or a reliable prediction of future events, and this information should not be relied upon as such. ShoreTel’s stockholders are urged to review ShoreTel’s most recent SEC filings for a description of risk factors with respect to ShoreTel’s business.

The Projections were not prepared with a view toward complying with accounting principles generally accepted in the United States of America (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither ShoreTel’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of ShoreTel’s independent registered public accounting firm contained in ShoreTel’s Annual Report on Form 10-K for the year ended June 30, 2016 relates to ShoreTel’s historical financial information. It does not extend to the Projections and should not be read to do so.

	Fiscal Year Ending June 30,
	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
	($, in millions)
Projected Total Revenue	362	401	464	511	557	619	642	673	725	768
Product	113	111	109	90	70	50	30	0	0	0
Services	72	69	66	59	53	48	13	2	0	0
Hosted	177	221	289	362	434	521	599	671	725	768
Gross Margin (Non-GAAP)(1)	228	253	296	—	—	—	—	—	—	—
Adjusted EBITDA(2)	19	31	63	63	70	86	106	114	123	131
GAAP Net Income (Loss)	(14)	(4)	26
Unlevered Free Cash Flows(3)	3	11	31	17	20	29	40	42	45	47
Capital Expenditures	(13)	(16)	(24)
Cash at Period End	102	129	177

(1)	As used above, gross margin (non-GAAP) is calculated as gross margin (GAAP) excluding the effects of stock-based compensation and amortization of intangible assets.
(2)	As used above, adjusted EBITDA is calculated as net income (loss) before stock-based compensation, amortization of intangibles, depreciation, severance excluded from net income (loss), interest income (loss) and income taxes.
(3)	As used above, unlevered free cash flows is calculated as adjusted EBITDA, less (i) stock-based compensation, (ii) expense, (iii) taxes and (iv) capital expenditures, and plus (v) the tax effect of stock-based compensation and (vi) changes in net working capital.

Reconciliation of Non-GAAP Financial Measures

The Projections include a forecast of our adjusted EBTIDA, unlevered free cash flows and non-GAAP gross margins, each non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. ShoreTel’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies. A reconciliation of the non-GAAP measures described above to

GAAP net income (loss) and GAAP gross margin is provided below. Such reconciliation (i) was not made available to Parent in connection with the due diligence review of ShoreTel, (ii) was not given to J.P. Morgan for use in connection with its financial analysis and (iii) was not presented to the ShoreTel Board members in connection with their consideration of a potential acquisition of ShoreTel.

	Fiscal Year Ended June 30,
	2018	2019	2020
	($, in millions)
Gross Margin (GAAP)	225.98	251.12	294.25
Plus: Stock compensation cost of goods sold	1.30	1.10	0.90
Plus: Amortization of intangibles, cost of goods sold	0.72	0.78	0.85
Gross margin (Non-GAAP)	228.00	253.00	296.00
Net Income (Loss)	(14.0)	(4.0)	26.0
Plus: Stock-based compensation	11.0	12.0	13.0
Plus: Amortization of intangibles	5.0	4.0	1.0
Plus: Depreciation	14.0	16.5	18.0
Plus: Severance excluded from Net Income (Loss)	1.0	—	—
Plus: Interest Income (Loss)	0.9	0.9	1.6
Plus: Income Taxes	.4	1.5	3.4
Adjusted EBITDA	19.0	30.9	63.0
Less: Taxes	(2.0)	(2.0)	(4.0)
Less: Capital expenditures	13.0)	(16.5)	(24.0)
Less: Stock-based compensation	(11.0)	(12.0)	(13.0)
Plus: Tax effect on stock-based compensation	4.0	2.0	1.0
Plus: Change in working capital	6.0	8.5	8.0
Unlevered Free Cash Flows	3.0	10.9	31.0

The non-GAAP financial measures presented above are not reconciled for the years ended June 30, 2021-2027 because assumptions about information required to calculate and reconcile the most directly comparable GAAP financial measures for those years are not available, were not prepared by management and were not available to or presented to the ShoreTel Board either at the time that the non-GAAP financial measures were presented to the ShoreTel Board or at any other time. Accordingly, such a reconciliation is not available without unreasonable efforts.

Neither ShoreTel nor any other person to whom the Projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of ShoreTel compared to the information included in the Projections. In light of the foregoing factors and the uncertainties inherent in the Projections, ShoreTel’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

SHORETEL DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Intent to Tender

As described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent and the Offeror—Tender and Support Agreement,” the directors and executive officers of ShoreTel have entered into the Support Agreements, pursuant to which they have agreed to tender in the Offer all Shares held by such director and/or executive officer. To the knowledge of ShoreTel, each executive officer and director of ShoreTel currently intends to tender, or cause to be tendered, all Shares that are held by him or her.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

For services rendered in connection with the Transactions, ShoreTel has agreed to pay J.P. Morgan a transaction fee of approximately $7.3 million, $2.0 million of which was payable following the delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Transactions. In addition, ShoreTel has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

See the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer” and “—Opinion of ShoreTel’s Financial Advisor” for additional information related to J.P. Morgan’s retention as ShoreTel’s financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither ShoreTel nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of ShoreTel on its behalf in connection with the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to the Shares have been effected by ShoreTel or, to the knowledge of ShoreTel after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share ($)		Nature of Transaction
Eugenia Corrales	7/28/17	7,500	0		Vesting of RSUs
Eugenia Corrales	7/28/17	2,819	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
Michael Healy	8/15/17	6,250	0		Vesting of RSUs
Michael Healy	8/15/17	2,349	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
Michael Healy	8/15/17	6,250	0		Vesting of RSUs
Michael Healy	8/15/17	2,349	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
Donald Joos	8/15/17	20,000	0		Vesting of RSUs
Donald Joos	8/15/17	6,146	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
Bharath Oruganti	8/15/17	11,000	0		Vesting of RSUs
Bharath Oruganti	8/15/17	3,009	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
Bharath Oruganti	8/15/17	6,250	0		Vesting of RSUs
Bharath Oruganti	8/15/17	1,710	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
David Petts	8/15/17	6,250	0		Vesting of RSUs
David Petts	8/15/17	2,311	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
David Petts	8/15/17	6,250	0		Vesting of RSUs
David Petts	8/15/17	2,311	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations

Name	Date of Transaction	Number of Shares	Price Per Share ($)		Nature of Transaction
Allen Seto	8/15/17	3,750	0		Vesting of RSUs
Allen Seto	8/15/17	1,410	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations
Allen Seto	8/15/17	3,750	0		Vesting of RSUs
Allen Seto	8/15/17	1,410	$7.5	(1)	Withholding of shares to satisfy tax withholding obligations

(1)	Represents the fair market value on the vesting date for purposes of calculating the number of shares to be withheld.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or those incorporated in this Schedule 14D-9 by reference), ShoreTel is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of ShoreTel’s securities by ShoreTel, any subsidiary of ShoreTel or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ShoreTel or any subsidiary of ShoreTel, (3) any purchase, sale or transfer of a material amount of assets of ShoreTel or any subsidiary of ShoreTel or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of ShoreTel.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of ShoreTel” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer or otherwise vote in favor or consent in writing to the Merger; (2) follows the procedures set forth in Section 262 of the DGCL; (3) continuously holds such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) does not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to ShoreTel a written demand for appraisal of Shares held, which demand must reasonably inform ShoreTel of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender your Shares in the Offer or otherwise vote in favor of or consent in writing to the Merger; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of ShoreTel who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(844) 746-7383

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. ShoreTel is under no obligation to, and has no present intention to, file a petition and holders should not assume that ShoreTel will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer or otherwise voted in favor of or consented in writing to the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although ShoreTel believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor ShoreTel anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and ShoreTel reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as ShoreTel has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to ShoreTel a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of ShoreTel’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of ShoreTel desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, ShoreTel is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The ShoreTel Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and ShoreTel believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the ShoreTel Board has exempted ShoreTel from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

ShoreTel is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to ShoreTel, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of ShoreTel and Parent, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the ShoreTel Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with consent of Company. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Offeror owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as the Offeror’s proposed acquisition of ShoreTel. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of the Offeror, ShoreTel, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

Mitel filed a Premerger Notification and Report Form on August 10, 2017. ShoreTel filed a Premerger Notification and Report Form on August 11, 2017.

CPUC Approval

A subsidiary of ShoreTel, M5 Networks, LLC (“M5”), has been granted a certificate of public convenience and necessity (“CPCN”) by the CPUC authorizing M5 to operate as an interexchange carrier telephone corporation in California. The Transactions are deemed by the CPUC to be a transfer of the CPCN, which requires the approval of the CPUC.

The Transactions are eligible for consideration under the CPUC’s Advice Letter process as a result of, among other things, a subsidiary of Mitel currently holding a certificate of public convenience and necessity that provides authority at least as broad as the authority provided under the CPCN. The parties submitted an Advice Letter to the CPUC on July 31, 2017 requesting the approval of the CPUC, to the extent necessary, of the transfer of indirect control of M5 in connection with the Transactions. If the CPUC’s Communications Division staff does not suspend the review process, the Advice Letter will become effective, and the approval of the CPUC will be deemed to have been received, on August 30, 2017.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the parties have obtained the approval of the CPUC or the staff thereof of either the acquisition or transfer of control of M5 or the relinquishment of the CPCN (the “CPUC Approval”).

FCC License Relinquishment

Two subsidiaries of ShoreTel, Corvisa LLC and M5, each held an FCC International Section 214 License (the “Section 214 Authorizations”). ShoreTel has represented in the Merger Agreement that no customer or other user has been provided any service, and no business or revenue has been generated pursuant to the Section 214 Authorizations and has agreed that during the Pre-Closing Period it will not provide any service to any customer or other user pursuant to the Section 214 Authorizations.

ShoreTel notified the FCC on July 25, 2017 that it was surrendering the Section 214 Authorizations.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the parties have obtained the approval of the FCC for the relinquishment of the Section 214 Authorizations, as evidenced by a public notice of the FCC unless the FCC otherwise advises in writing that such relinquishment is effective (the “FCC License Relinquishment” and together with the CPUC Approval and all other Telecom Consents (as defined in the Merger Agreement), the “Telecom Approvals”). On August 11, 2017, the FCC issued a Public Notice stating that the Section 214 Authorizations had been surrendered. Accordingly, the closing condition relating to the FCC License Relinquishment has been satisfied.

Stockholder Approval of the Merger Not Required

On July 26, 2017, the ShoreTel Board (1) determined and declared that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of ShoreTel’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of ShoreTel, please see ShoreTel’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016, ShoreTel’s Quarterly Reports on Form 10-Q for the three months ended September 30, 2016, December 31, 2016 and March 31, 2017 and ShoreTel’s Current Report on Form 8-K for its financial results for the fiscal quarter and year ended June 30, 2017.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions.

If such risks or uncertainties materialize or such assumptions prove incorrect, the results of ShoreTel and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the Merger and the other Transactions; the expected timing of the completion of the Offer and the Merger; the ability of Parent, the Offeror and ShoreTel to complete the Offer and the Merger considering the various conditions to the Offer and the Merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the Merger may not be timely completed, if at all; the possibility that competing offers or acquisition proposals for ShoreTel will be made; that, prior to the completion of the transaction, ShoreTel’s business may not perform as expected due to transaction-related uncertainty or other factors; that any or all of the conditions to the consummation of the Merger may not be satisfied or waived, including the failure to receive any required regulatory approval; that an event, change or other circumstance could occur to give rise to termination of the Merger Agreement, including in circumstances that would require ShoreTel to pay a termination fee; that the parties are unable to successfully implement integration strategies; that stockholder litigation may arise in connection with the Merger and may result in significant defense costs and liability; and other risks that are described in ShoreTel’s SEC reports, including but not limited to the risks described in ShoreTel’s Annual Report on Form 10-K for its fiscal year ended June 30, 2016 and its Quarterly Reports on Form 10-Q filed subsequent to such Annual Report. ShoreTel assumes no obligation and does not intend to update these forward-looking statements.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated March 17, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times on August 17, 2017 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(1)(F)*	Opinion Letter of J.P. Morgan Securities LLC, dated July 26, 2017 (included as Annex A to this Schedule 14D-9).

(a)(5)(A)	Joint press release made by ShoreTel and Mitel, dated July 27, 2017 (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel with the SEC on July 27, 2017).

(a)(5)(B)	Form of message to ShoreTel employees from Donald Joos, the Chief Executive Officer of ShoreTel on July 27, 2017 (incorporated by reference to Exhibit 99.2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel with the SEC on July 27, 2017).

(a)(5)(C)	Form of FAQ distributed to ShoreTel employees on July 27, 2017 (incorporated by reference to Exhibit 99.3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel with the SEC on July 27, 2017).

(a)(5)(D)	Transcript of an audio recording emailed to ShoreTel employees from Donald Joos, the Chief Executive Officer of ShoreTel on August 3, 2017 (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel with the SEC on August 3, 2017).

(e)(1)	Agreement and Plan of Merger, dated July 26, 2017, by and among ShoreTel, Parent, the Offeror and Mitel (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ShoreTel with the SEC on July 27, 2017).

(e)(2)	Tender Support Agreement, dated July 26, 2017, by and among Parent, the Offeror and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ShoreTel with the SEC on July 27, 2017).

(e)(3)*	Exclusivity Agreement, dated July 11, 2017, between Mitel and ShoreTel.

(e)(4)*	Confidentiality Agreement, dated June 16, 2017, between Mitel and ShoreTel.

(e)(5)	Third Restated Certificate of Incorporation of ShoreTel (incorporated by reference to Exhibit 3.01 of the Annual Report on Form 10-K for the year ended June 30, 2007 filed by ShoreTel with the SEC on September 27, 2007).

(e)(6)	Fourth Amended and Restated Bylaws of ShoreTel (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by ShoreTel on September 15, 2014).

(e)(7)	2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.3 of Amendment No. 3 to Registration Statement on Form S-1 filed by ShoreTel with the SEC on June 11, 2007).

(e)(8)	2015 Equity Incentive Plan and forms of restricted stock unit award agreement and stock option award agreement (incorporated by reference to Exhibit 4.04 of the Registration Statement on Form S-8 filed by ShoreTel with the SEC on December 29, 2015).

(e)(9)	Executive Employment Agreement dated August 12, 2013, by ShoreTel and Donald Joos (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K for the year ended June 30, 2013 filed by ShoreTel with the SEC on September 12, 2013).

(e)(10)	First Amendment to the Executive Employment Agreement dated June 1, 2016, by ShoreTel and Donald Joos (incorporated by reference to Exhibit 10.7 of the Annual Report on Form 10-K for the year ended June 30, 2016 filed by ShoreTel with the SEC on September 12, 2016).

(e)(11)	Offer Letter, dated April 22, 2007, by ShoreTel and Michael E. Healy (incorporated by reference to Exhibit 10.19 of Amendment No. 2 to the Registration Statement on Form S-1 filed by ShoreTel with the SEC on May 25, 2007).

(e)(12)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K for the year ended June 30, 2013 filed by ShoreTel with the SEC on September 12, 2013).

(e)(13)	Form of “Tier 2” Retention Incentive Agreement (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed by ShoreTel with the SEC on May 9, 2011).

(e)(14)	Form of “Tier 3” Retention Incentive Agreement (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed by ShoreTel with the SEC on May 9, 2011).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHORTEL, INC.

Date: August 17, 2017	By:	/s/ Donald Joos
Donald Joos
Chief Executive Officer

ANNEX A

Opinion of J.P. Morgan Securities LLC

JPMorgan

July 26, 2017

The Board of Directors

ShoreTel, Inc.

960 Stewart Drive.

Sunnyvale, CA 94085

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of ShoreTel, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Mitel US Holdings, Inc. (the “Acquiror”), Shelby Acquisition Corporation, a wholly owned subsidiary of the Acquiror (“Acquisition Sub”) and, solely with respect to the matters set forth in Sections 1.1(i), 5.8, 5.10, 8.15(a) and 8.17 thereof, Mitel Networks CorpOration (the “Guarantor”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $7.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Company or any of its affiliates or the. Acquiror or any of its affiliates (including the. Guarantor and Acquisition Sub) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the. Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated. July 26, 2017 of the Agreement; (u) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Guarantor with respect to certain aspects of the. Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Guarantor or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or the Guarantor under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the. Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction,

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common. Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the. Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect, to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Acquiror or the Guarantor. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Guarantor. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the. Company, the Acquiror or the Guarantor for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the. Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4